ARRANGEMENT AGREEMENT

BETWEEN

TARSIS RESOURCES LTD.

AND

ESTRELLA GOLD CORPORATION

As of
February 6, 2015

Schedule A – APPROPRIATE REGULATORY APPROVALS

Schedule B – FORM OF ARRANGEMENT RESOLUTION

Schedule C – FORM OF PLAN OF ARRANGEMENT

Schedule D – FORM OF LOCK-UP AGREEMENT

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated as of February 6, 2015

BETWEEN:

TARSIS RESOURCES LTD., a company existing under the laws of British Columbia (“Tarsis”)

AND

ESTRELLA GOLD CORPORATION, a company existing under the laws of Ontario (“Estrella”)

R E C I T A L S

A.

The board of directors of Estrella has determined, after consultation with its financial advisors, that the business combination to be effected by means of the Plan of Arrangement is advisable and in the best interest of Estrella and the Estrella Shareholders and has approved the transactions contemplated by this Agreement and determined to recommend approval of the Plan of Arrangement and other transactions contemplated hereby to the Estrella Shareholders.

B.

The board of directors of Tarsis has determined that the business combination to be effected by means of the Plan of Arrangement is advisable and in the best interest of Tarsis and has approved the transactions contemplated by this Agreement.

C.

In furtherance of such business combination, the board of directors of Estrella has agreed to submit the Plan of Arrangement and other transactions contemplated hereby to the Estrella Shareholders and the Supreme Court of British Columbia for approval.

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

In this Agreement, unless the context otherwise requires, the following terms shall have the following meanings respectively:

“Acquisition Proposal” means any of the following (other than the transactions contemplated by this Agreement or the Arrangement): (a) any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, recapitalization, consolidation or other business combination directly or indirectly involving Estrella or any of its Subsidiaries, (b) any acquisition of all or any part of the assets of Estrella or any of its Subsidiaries (or any lease, long-term supply agreement, exchange, mortgage, pledge or other arrangement having a similar economic effect), (c) any acquisition of beneficial ownership (as defined under the BCBCA) of 20% or more of the Estrella Shares in a single transaction or a series of related transactions, (d) any acquisition by Estrella of any assets or capital stock of another person (other than acquisitions of capital stock or assets of any other person that are not, individually or in the aggregate, material to Estrella and its Subsidiaries, taken as a whole), or (e) any bona fide proposal to, or public announcement of an intention to, do any of the foregoing;

“affiliate” has the meaning ascribed thereto in the BCSA, unless otherwise expressly stated herein;

“Agreement” means this Agreement, including the Schedules hereto;

“Applicable Laws” means all statutes, regulations, statutory rules, policies, orders, and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX-V), and the term "applicable" with respect to such Law and in the context that refers to one or more persons, means that such Law applies to such person or persons or its or their business, undertaking, property or securities and emanates from a Governmental Entity, statutory body or regulatory authority having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Appropriate Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, or self-regulatory organizations required to be obtained under Applicable Laws to complete the Arrangement including those set out in Schedule A annexed hereto;

“Arrangement” means the arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 7.1 hereof or Article 6 of the Plan of Arrangement, or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution of the Estrella Shareholders approving the Plan of Arrangement to be considered at the Estrella Meeting, substantially in the form and content of Schedule B annexed hereto;

“BCBCA” means the Business Corporations Act (British Columbia) as now in effect and as it may be amended from time to time prior to the Effective Date;

“BCSA” means the Securities Act (British Columbia) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

“Business Day” means any day on which commercial banks are generally open for business in Vancouver, British Columbia other than a Saturday, a Sunday or a day observed as a holiday in Vancouver, British Columbia under the Applicable Laws of the Province of British Columbia or the federal Applicable Laws of Canada;

“Change of Jurisdiction” means the continuation of Estrella’s jurisdiction of incorporation from Ontario to British Columbia to be implemented prior to the completion of the Plan of Arrangement;

“Circular” means the notice of the Estrella Meeting and accompanying management proxy circular, including all schedules and exhibits thereto, to be sent by Estrella to the Estrella Shareholders in connection with the Estrella Meeting as amended, supplemented or otherwise modified from time to time;

“Confidential Information” has the meaning ascribed thereto in Section 5.3(b);

“Consolidation” means the proposed consolidation of Tarsis’ outstanding share capital on a ten (old) for one (new) basis which consolidation will occur immediately following the closing of the Arrangement;

“constating documents” means, with respect to any person, the certificate and articles of incorporation, by-laws, articles of organization, limited liability company agreement, partnership agreement, formation agreement, joint venture agreement, unanimous shareholder agreement or declaration or other similar governing documents of such person;

“Court” means the Supreme Court of British Columbia;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in Section 4.1 of the Plan of Arrangement;

“Easements” has the meaning ascribed thereto in Section 3.17(c);

“Effective Date” has the meaning ascribed thereto in the Plan of Arrangement;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Environmental Law” means any and all Applicable Laws in effect on the date of this Agreement relating to pollution, hazardous or toxic substances, wastes, containments, human health and safety or the environment;

“Estrella Disclosure Letter” means the letter of disclosure dated as of the date of this Agreement and signed by an authorized officer of Estrella and delivered by Estrella to Tarsis on or prior to the date of this Agreement;

“Estrella Meeting” means the special meeting of Estrella Shareholders, including any adjournments or postponements thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Estrella Nominee” means the candidate to be selected by Estrella for nomination to the Tarsis board of directors;

“Estrella Options” means the Estrella Share purchase options granted under the Estrella Stock Option Plan;

“Estrella Permits” has the meaning ascribed thereto in Section 3.14(b);

“Estrella Plans” has the meaning ascribed thereto in Section 3.13(a);

“Estrella Public Record” has the meaning ascribed thereto in Section 3.8(a);

“Estrella Shareholders” means the holders of Estrella Shares;

“Estrella Shares” means the common shares in the capital of Estrella;

“Estrella Stock Option Plan” means Estrella’s Stock Option Plan existing on the date of this Agreement;

“Estrella Support Agreements” means agreements between Tarsis and the Locked-up Shareholders pursuant to which such Locked-up Shareholders agree to vote the Estrella Shares beneficially owned or controlled by them as at the date of the Estrella Meeting in favour of the Arrangement and to otherwise support the Arrangement, as provided therein, substantially in the form attached as Schedule D;

“Estrella Warrantholders” means the holders of Estrella Warrants;

“Estrella Warrants” means the warrants, finder’s warrants and the warrants associated with the finder’s warrants exercisable for Estrella Shares;

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date, or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Financing” means the private placement of Subscription Receipts of Tarsis to raise $2,000,000;

“Governmental Entity” means any (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board, or authority of any of the foregoing, or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;

“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement, as contemplated by Section 2.3 providing for, among other things, the calling and holding of the Estrella Meeting;

“Lien” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, lease, option, right of third parties or other charge or encumbrance, including the lien or retained title of a conditional vendor, and any easement, servitude, right of way or other encumbrance on title to real or immovable property or personal or movable property;

“Locked-up Shareholders” means each of the officers and directors of Estrella and shareholders of Estrella owning greater than 10% of the issued and outstanding Estrella Shares;

“Mailing Date” means the date by which the Circular must be mailed in order to have the Estrella Meeting on or before March 6, 2015 in accordance with the constating documents of Estrella, Applicable Laws and the Interim Order;

“Material Adverse Effect,” when used in connection with Tarsis or Estrella, means any change, effect, circumstance, event or occurrence with respect to its condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, prospects, operations or results of operations or those of its Subsidiaries, that is, or would be reasonably expected to be, material and adverse to the current or future business, prospects, operations, regulatory status, financial condition or results of operations of Tarsis or Estrella, as the case may be, and its Subsidiaries taken as a whole; provided, however, that a Material Adverse Effect shall not include with respect to any party, any such change, effect, event or occurrence directly or indirectly arising out of or attributable to (i) the global economy or securities markets in general; (ii) affecting the worldwide resource industry in general and which does not have a materially disproportionate effect on Estrella and its Subsidiaries, taken as a whole; (iii) relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa; or (iv) the public announcement of the execution and delivery of this Agreement;

“Misrepresentation” has the meaning given to such term in the BCSA;

“Name Change” means the name change of Tarsis to “Alianza Minerals Ltd.” upon the completion of the Plan of Arrangement;

“person” includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of C annexed hereto and any amendments or variations thereto made in accordance with Section 7.1 hereof or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Representatives” has the meaning ascribed thereto in Section 5.3(a);

“Section 3(a)(10) Exemption” has the meaning ascribed thereto in Section 2.6;

“Subscription Receipts” means the subscription receipts of Tarsis to be issued in connection with the Financing, with each Subscription Receipt being convertible, at no additional consideration, into one unit of Tarsis on a post-Consolidation basis, with each such unit consisting of one post-Consolidation common share of Tarsis and one common share purchase warrant of Tarsis, each such warrant to be exercisable into a post-Consolidation common share of Tarsis at a price of $0.50 for a term of three years following the closing date of the Financing;

“Subsidiary” has the meaning attributed to that term in the BCBCA;

“Superior Proposal” means any bona fide unsolicited written proposal, other than the Arrangement, by a third party, directly or indirectly, to acquire all or substantially all of the assets of Estrella (on a consolidated basis) or all of the issued and outstanding Estrella Shares, whether by way of merger, amalgamation, arrangement, share exchange, take-over bid, recapitalization, sale of assets or otherwise, and that the board of directors of Estrella determines in its good faith (following due consultation with its financial advisors and outside legal counsel) (a) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal, (b) is not subject to a due diligence condition, (c) is not subject to any financing condition, and (d) would, if consummated in accordance with its terms, result in a transaction that is more favourable to Estrella’s Shareholders from a financial point of view than the Arrangement and provides for consideration per Estrella Share that has a value that is greater than the consideration per Estrella Share provided under the terms of the Arrangement (including any adjustment to such terms proposed by Tarsis as contemplated by Section 5.5(b));

“Tarsis Disclosure Letter” means the letter of disclosure dated as of the date of this Agreement and signed by an authorized officer of Tarsis and delivered by Tarsis to Estrella on or prior to the date of this Agreement;

“Tarsis Options” means the Tarsis Share purchase options granted under the Tarsis Stock Option Plan;

“Tarsis Public Record” has the meaning ascribed thereto in Section 4.7(a);

“Tarsis Shares” means the common shares in the capital of Tarsis;

“Tarsis Stock Option Plan” means Tarsis’ Stock Option Plan existing on the date of this Agreement or as amended from time to time;

“Tarsis Warrants” means the warrants, finder’s warrants and the warrants associated with the finder’s warrants exercisable for Tarsis Shares;

“Tax” and “Taxes” means, with respect to any person, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, license taxes, withholding taxes, payroll taxes, employment taxes, pension plan premiums for government administered pension plans (including Canada Pension Plan and provincial pension plan contributions); excise, severance, social security premiums, workers' compensation premiums, employment insurance and unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

“Tax Returns” includes all returns, reports, declarations, designations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed with any Governmental Entity in respect of Taxes;

“Termination Date” means May 31, 2015;

“Termination Fee” means a fee equal to $200,000;

“TSX-V” means the TSX Venture Exchange;

“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended.

1.2

Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.  Unless otherwise indicated, all references to an “Article” or “Section” followed by a number or a letter refer to the specified Article or Section of this Agreement. The terms “this Agreement,” “hereof,” “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof.

1.3

Rules of Construction

Unless otherwise specifically indicated or the context otherwise requires, (a) all references to “dollars” or “$” mean Canadian dollars, (b) words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders, and (c) “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation.”

1.4

Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.5

Schedules

The following Schedules are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form part hereof:

Schedule A — Appropriate Regulatory Approvals

Schedule B — Form of Arrangement Resolution

Schedule C — Form of Plan of Arrangement

Schedule D — Form of Support Agreement

ARTICLE 2
THE ARRANGEMENT

2.1

Implementation Steps by Estrella

Estrella covenants in favour of Tarsis that Estrella shall:

(a)

as soon as reasonably practicable, apply in a manner acceptable to Estrella, acting reasonably, under Section 291 of the BCBCA for the Interim Order, and thereafter proceed with and diligently seek the Interim Order;

(b)

lawfully convene and hold the Estrella Meeting for the purpose of considering the Arrangement Resolution (and for no other special purpose unless agreed to by Tarsis) as soon as reasonably practicable, and in any event, on or before April 30, 2015 and a resolution to approve the Change of Jurisdiction, subject to adjournments or postponements which may be required pursuant to Section 5.5(a);

(c)

subject to obtaining the approvals as are required by the Interim Order, as soon as practicable after the Estrella Meeting, proceed with and diligently pursue the application to the Court for the Final Order approving the Arrangement;

(d)

subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each party, as soon as reasonably practicable, take all steps and actions, including without limitation making all necessary filings with Governmental Entities to give effect to the Arrangement prior to the Termination Date;

(e)

instruct counsel acting for it to bring the applications referred to in Sections 2.1(a) and (c) in co-operation with counsel to Tarsis;

(f)

permit Tarsis and its counsel to review and comment reasonably upon drafts of all material to be filed by Estrella in connection with the Arrangement, including Court documents, the Circular and any supplement or amendment contemplated by Section 2.7(c), and provide counsel to Tarsis on a timely basis with copies of any notice of appearance and evidence served on Estrella or its counsel in respect of the application for the Interim Order and the Final Order or any appeal therefrom and of any notice (written or oral) received by Estrella indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order; and

(g)

not file any material with the Court in connection with the Arrangement or serve any such material, and not agree to modify or amend materials so filed or served except as contemplated hereby or with Tarsis’ prior written consent, such consent not to be unreasonably withheld or delayed.

2.2

Implementation Steps by Tarsis

Tarsis covenants in favour of Estrella that Tarsis shall:

(a)

cooperate with, assist and consent to Estrella seeking the Interim Order and the Final Order;

(b)

use its commercially reasonable efforts to cause the Tarsis Shares issuable pursuant to the Arrangement to be approved for listing on the TSX-V, subject to official notice of issuance, prior to the Effective Time, and for such Tarsis Shares to not be subject to any statutory or other hold period (subject only to restrictions on transfer by reason of, among other things, a holder being a “control person” for purposes of Canadian federal, provincial or territorial securities Applicable Laws); and

(c)

use its commercially reasonable efforts to complete the Consolidation, Financing and Name Change as set forth in this Agreement.

2.3

Interim Order

The notice of motion for the application referred to in Section 2.1(a) shall request that the Interim Order provide, among other things:

(a)

for the class of persons to whom notice is to be provided in respect of the Arrangement and the Estrella Meeting and for the manner in which such notice is to be provided;

(b)

that the requisite approval for the Arrangement Resolution shall be two-thirds of the votes cast on the Arrangement Resolution by Estrella Shareholders present in person or by proxy at the Estrella Meeting (such that each Estrella Shareholder is entitled to one vote for each Estrella Share held);

(c)

that, in all other respects, the terms, restrictions and conditions of the constating documents of Estrella, including quorum requirements and all other matters, shall apply in respect of the Estrella Meeting;

(d)

that the Estrella Meeting may be adjourned from time to time by the management of Estrella in accordance with the terms of this Agreement without the need for additional approval of the Court;

(e)

that the record date for Estrella Shareholders entitled to notice of and to vote at the Estrella Meeting will not change in respect of any adjournment(s) of the Estrella Meeting;

(f)

that it is Tarsis’ intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Tarsis Shares pursuant to the Arrangement to implement the transactions contemplated hereby in respect of the Estrella Shareholders who are resident in the United States;

(g)

for the grant of the Dissent Rights; and

(h)

for the notice requirements with respect to the presentation of the application to the Court for the Final Order.

2.4

Plan of Arrangement

The parties to this Agreement will implement the Plan of Arrangement in accordance with the provisions of this Agreement including Schedule C of this Agreement.

From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by Applicable Laws, including the BCBCA.  The closing of the transactions contemplated hereby will take place at the offices of McCullough O’Connor Irwin LLP, Suite 2600, 1066 West Hastings Street, Vancouver, British Columbia at 10:00 a.m. (Vancouver time) on the Effective Date.

2.5

Estrella Circular

As promptly as reasonably practicable Estrella shall prepare the Circular together with any other documents required by the BCSA, the BCBCA or other Applicable Laws in connection with the approval of the Arrangement Resolution and a resolution approving the change of jurisdiction by the Estrella Shareholders at the Estrella Meeting, and Estrella shall give Tarsis timely opportunity to review and comment on all such documentation and all such documentation shall be reasonably satisfactory to Tarsis before it is filed or distributed to Estrella Shareholders incorporating therein all reasonable comments made by Tarsis and its counsel.  Tarsis shall provide Estrella with the necessary disclosure relating to Tarsis in order for Estrella to complete its disclosure obligations in the Circular.

As promptly as practicable after obtaining the Interim Order, Estrella shall cause the Circular and other documentation required in connection with the Estrella Meeting to be sent to each Estrella Shareholder and filed as required by the Interim Order and Applicable Laws on or before the Mailing Date.

2.6

Securities Compliance

Tarsis shall take all commercially reasonable steps as may be required to cause the Tarsis Shares to be issued under the Plan of Arrangement pursuant to an exemption from the prospectus and registration requirements of Applicable Laws.  The parties agree that the Arrangement will be carried out with the intention that all Tarsis Shares issued on completion of the Arrangement to the Estrella Shareholders will be issued by Tarsis in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”) and pursuant to exemptions from applicable state securities laws.  In order to ensure the availability of the Section 3(a)(10) Exemption, the parties agree that the Arrangement will be carried out on the following basis:

(a)

the Arrangement will be subject to the approval of the Court;

(b)

the Court will be advised as to the intention of the parties to rely on the Section 3(a)(10) Exemption prior to the Court hearing at which the Final Order will be sought;

(c)

the Court will have determined, prior to approving the Arrangement, that the terms and conditions of the exchanges of securities under the Arrangement are fair to Estrella Shareholders;

(d)

the Final Order will expressly state that the Arrangement is approved by the Court as being fair to the Estrella Shareholders to whom securities will be issued;

(e)

Estrella will ensure that each Estrella Shareholder entitled to receive securities on completion of the Arrangement will be given adequate notice advising them of their right to attend the Court hearing to give approval to the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(f)

the Estrella Shareholders will be advised that the securities issued in the Arrangement have not been registered under the U.S. Securities Act and will be issued by Tarsis in reliance on the Section 3(a)(10) Exemption and exemptions under applicable state securities laws and may be subject to restrictions on resale under the securities laws of the United States, including, as applicable, Rule 144 under the U.S. Securities Act with respect to Tarsis Shareholders who have been, are or become affiliates of Tarsis;

(g)

the Interim Order approving the Estrella Meeting to approve the Arrangement will specify that each Estrella Shareholder will have the right to appear before the Court at the hearing of the Court to consider the Arrangement so long as such Estrella Shareholder enters an appearance within a reasonable time; and

(h)

the Final Order shall include a statement to the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the distribution of securities of Tarsis Resources Ltd. pursuant to the Plan of Arrangement.”

2.7

Preparation of Filings

(a)

Tarsis and Estrella shall cooperate in:

(i)

the preparation of any application for the orders and the preparation of any required registration statements and any other documents reasonably deemed by Tarsis or Estrella to be necessary to discharge their respective obligations under Applicable Laws in connection with the Arrangement and the other transactions contemplated hereby;

(ii)

the taking of all such action as may be required under any Applicable Laws in connection with the issuance of the Tarsis Shares in connection with the Arrangement; provided, however, that neither Tarsis nor Estrella shall be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where such entity is not now so subject, except as to matters and transactions arising solely from the offer and sale of the Tarsis Shares; and

(iii)

the taking of all such action as may be required under the BCBCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

(b)

Each of Tarsis and Estrella shall promptly furnish to the other all information concerning it and its affiliates and securityholders as may be required for the effectuation of the actions described in Sections 2.5 and 2.6 and the foregoing provisions of this Section 2.7, and each covenants that no information furnished by it (to its knowledge in the case of information concerning its securityholders) in connection with such actions or otherwise in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement will contain any Misrepresentation.

(c)

Each of Tarsis and Estrella shall promptly notify the other if at any time before or after the Effective Time it becomes aware that the Circular contains any Misrepresentation or that otherwise requires an amendment or supplement to the Circular or such application. In any such event, Tarsis and Estrella shall cooperate in the preparation of any required supplement or amendment to the Circular and, if required by applicable Law or the Court, shall cause the same to be distributed to the Estrella Shareholders or filed with the applicable securities regulatory authorities.

(d)

Estrella shall ensure that the Circular complies with all Applicable Laws and, without limiting the generality of the foregoing, that the Circular does not contain any Misrepresentation. Without limiting the generality of the foregoing, Estrella shall ensure that the Circular complies with National Instrument 51-102 “Continuous Disclosure Requirements” and provides Estrella Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Estrella Meeting.

(e)

Estrella shall diligently do all such acts and things as may be necessary to comply with National Instrument 54-101 “Communication with Beneficial Owners of a Reporting Issuer” in relation to the Estrella Meeting and, without limiting the generality of the foregoing, shall, in consultation with Tarsis, use all reasonable efforts to benefit from the accelerated timing contemplated by such policy.

2.8

Solicitation of Proxies

Estrella agrees that Tarsis may at any time, directly or through a soliciting dealer, actively solicit proxies in favour of the Arrangement Resolution, subject to Tarsis complying with any Applicable Laws applicable to the solicitation of proxies.

2.9

Subsidiary of Tarsis

Estrella acknowledges that Tarsis shall be entitled, at its sole discretion, to implement the Arrangement and any of the transactions contemplated thereby, through a wholly-owned Subsidiary in which case Tarsis shall guarantee the obligations of such Subsidiary.

2.10

Estrella Options and Estrella Warrants

The terms of the Estrella Option Plan and stock option agreements governing the Estrella Options and the terms of the certificates representing the Estrella Warrants shall be, and be deemed to be, amended, without any further action on the part of the Estrella Optionholders and Estrella Warrantholders, such that from and after the Effective Date, the Estrella Optionholders and Estrella Warrantholders will be entitled to receive, upon exercise of an Estrella Option or an Estrella Warrant, for the same aggregate consideration, one Tarsis Shares in lieu of every one Estrella Share otherwise issuable, prior to the Consolidation, subject to the terms and provisions of the Estrella Options, stock option agreements governing the Estrella Options or certificates representing the Estrella Warrants and Tarsis shall assume the obligations of Estrella under the Estrella Option Plan, the stock option agreements governing the Estrella Options and the Estrella Warranst, including the obligation to issue Tarsis Shares thereunder.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF ESTRELLA GOLD CORPORATION

Estrella hereby represents and warrants to Tarsis as follows in each case except as set forth in the Estrella Disclosure Letter (each of which exceptions shall specifically identify the relevant section hereof to which it relates):

3.1

Organization and Standing

(a)

Estrella and each of its Subsidiaries has been duly incorporated, organized or formed and is validly existing and in good standing under the Applicable Laws of its jurisdiction of incorporation, organization or formation, as the case may be, with full corporate or legal power and authority to own, lease and operate its properties and assets and to conduct its businesses as currently owned and conducted.  Estrella and each of its Subsidiaries are duly qualified to do business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties and assets requires it to so qualify.

(b)

Section 3.1(b) of the Estrella Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of each of Estrella’s Subsidiaries, together with (i) the nature of the legal organization of such Subsidiary, (ii) the jurisdiction of incorporation, organization or formation of such Subsidiary, and (iii) the percentage interest owned by Estrella or any of its Subsidiaries in such Subsidiary and (iv) the jurisdiction in which any Subsidiary is qualified to do business.  Neither Estrella nor any of its Subsidiaries is subject to any obligation or a series of related obligations to provide funds to or make any investment in (in the form of a loan, capital contribution or otherwise) any person.

(c)

Estrella has made available to Tarsis complete and correct copies of its constating documents and minute books as well as the constating documents and minute books of each of its Subsidiaries, in each case as in effect on the date of this Agreement.

(d)

Except for its interest in its Subsidiaries, and except as set forth in the Estrella Disclosure Letter, Estrella does not as of the date of this Agreement own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person.

(e)

Estrella is a “reporting issuer” within the meaning of the securities laws of British Columbia and Alberta, has no reporting requirements under any other jurisdiction, is not on a list of defaulting issuers maintained by the securities commissions in any jurisdiction.

(f)

The Estrella Shares are listed for trading on the TSX-V and Estrella is in compliance with all rules, regulations and policies of the TSX-V in all material respects.

(g)

No order (or the equivalent) ceasing or suspending the trading of its securities or prohibiting the sale of securities by Estrella has been issued or is in force as of the date hereof and no proceedings for this purpose have been instituted or are pending, or to the knowledge of Estrella, contemplated or threatened.

3.2

Capitalization

(a)

The authorized capital of Estrella consists of an unlimited number of Estrella Shares, and as of the date of this Agreement, 46,650,304 Estrella Shares are issued and outstanding.  As of the date of this Agreement, there are outstanding Estrella Options entitling Estrella Optionholders to purchase up to 2,020,000 Estrella Shares and Estrella Warrants entitling Estrella Warrantholders to purchase up to 23,685,000 Estrella Shares.  Details as to the terms and conditions of the outstanding Estrella Options and Estrella Warrants including, in each case, the date of issue, the exercise price, the expiry date and the number of Estrella Shares to which such Estrella Option relates, is set out in Section 3.2(a) of the Estrella Disclosure Letter.

(b)

All of the Estrella Shares have been duly authorized and are validly issued and fully paid and non-assessable, were not issued in violation of pre-emptive or similar rights or any other agreement or understanding binding upon Estrella and were issued in compliance with the BCBCA, all Applicable Laws and the constating documents of Estrella.  All of the outstanding shares and other ownership interests of the Subsidiaries of Estrella which are held, directly or indirectly, by Estrella have been duly authorized and are validly issued, fully paid and non-assessable, were not issued in violation of pre-emptive or similar rights and all such shares and other ownership interests are owned directly or indirectly by Estrella, free and clear of all Liens.

(c)

As of the date of this Agreement, other than the Estrella Options and the Estrella Warrants, there are no outstanding options, warrants, subscriptions, puts, calls or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Estrella or any of its Subsidiaries to offer, issue, sell, redeem, repurchase, otherwise acquire or transfer, pledge or encumber any capital stock of Estrella or any of its Subsidiaries, nor are there outstanding any securities or obligations of any kind of Estrella or any of its Subsidiaries which are convertible into or exercisable or exchangeable for any capital stock of Estrella, any of its Subsidiaries or any other person and neither Estrella nor any of its Subsidiaries has any obligation of any kind to issue any additional securities or to pay for or repurchase any securities. There are no outstanding, as of the date of this Agreement, any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of Estrella or any of its Subsidiaries.  As of the date of this Agreement there are no outstanding bonds, debentures or other evidences of indebtedness of Estrella or any of its Subsidiaries having the right to vote (or that are exchangeable or convertible for or exercisable into securities having the right to vote) with the Estrella Shareholders on any matter. As of the date of this Agreement, there are no shareholder agreements, proxies, voting trusts, rights to require registration under securities Applicable Laws or other arrangements or commitments to which Estrella or any of its Subsidiaries is a party or bound with respect to the voting, disposition or registration of any outstanding securities of Estrella or any of its Subsidiaries.

3.3

Authority and No Conflicts

(a)

Estrella has all requisite corporate power and authority to execute and deliver this Agreement and the other documents related to the transactions contemplated hereunder and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby, subject to the approval of the Estrella Shareholders and the Court as provided in this Agreement with respect to the Plan of Arrangement. The execution and delivery of this Agreement and the other documents related to the transactions contemplated hereunder by Estrella and the consummation by Estrella of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Estrella are necessary to authorize this Agreement and the other documents related to the transactions contemplated hereunder or to consummate the transactions contemplated hereby or thereby other than, with respect to the completion of the Arrangement, the approval of the Estrella Shareholders and the Court.

(b)

Each of this Agreement and the other documents related to the transactions contemplated hereunder has been or will be duly and validly executed and delivered by Estrella and constitutes or will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as the same may be limited by bankruptcy, insolvency and other Applicable Laws affecting creditors’ rights generally, and by general principles of equity.

(c)

The board of directors of Estrella at a meeting duly called and held has determined by the unanimous vote of all its directors (A) that this Agreement and the transactions contemplated hereby and the Arrangement Resolution, are fair to the Estrella Shareholders and are in the best interests of Estrella, (B) to recommend that the Estrella Shareholders vote in favour of the Arrangement Resolution and (C) authorizing any director or officer of Estrella, acting alone, to execute and deliver all documents and do any and all other things required hereunder or necessary or desirable to give effect to the Arrangement and the transactions contemplated by this Agreement.

(d)

Neither the execution and delivery of this Agreement or any other documents related to the transactions contemplated hereunder by Estrella or its Subsidiaries nor the performance of its obligations hereunder and thereunder and the completion of the transactions contemplated hereby, will:

(i)

conflict with, or violate any provision of, the constating documents of Estrella or any of its Subsidiaries;

(ii)

subject to receipt of the Appropriate Regulatory Approvals listed in Schedule A and the consents, approvals, orders, authorizations, registrations, declarations or filings referred to in Section 3.4 being made or obtained, violate or breach any Applicable Laws, judgment, order or decree applicable to Estrella or any of its Subsidiaries;

(iii)

subject to the consents, approvals, orders, authorizations, registrations, declarations or filings referred to in Section 3.4 being made or obtained, violate or conflict with or result in the breach of, or constitute a default (or an event that with the giving of notice, the passage of time, or both would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or both) to terminate, accelerate, modify, suspend or call any obligations or rights under any agreement, contract, note, bond, mortgage, indenture, deed of trust, lease, license, permit, concession, easement or other instrument to which Estrella or any of its Subsidiaries is a party or by which Estrella or any of its Subsidiaries or their property is bound or subject; or

(iv)

result in the imposition of any encumbrance, charge or Lien upon or require the sale or give any person the right to acquire any of Estrella’s assets or the assets of any of its Subsidiaries or restrict, hinder, impair or limit the ability of Estrella, or any of its Subsidiaries to carry on their respective businesses as and where they are now being, or are planned to be, carried on.

3.4

Consent and Approvals

There are no consents, approvals, licenses, permits, orders or authorizations of, or registrations, declarations or filings with, or permits from, any third party or Governmental Entity required to be obtained or made by or with respect to Estrella or  any of its Subsidiaries in connection with the execution, performance and delivery of this Agreement or any other documents related to the transactions contemplated hereunder by Estrella or any of its Subsidiaries, the performance of its obligations hereunder or the consummation by Estrella of the transactions contemplated hereby other than (a) any approvals required by the Interim Order, (b) the Final Order, (c) the approval of the Arrangement by the Estrella Shareholders, (d) any filings under the BCBCA and Applicable Laws, and (e) the Appropriate Regulatory Approvals listed in Schedule A required to be obtained by Estrella in order for it to consummate the transactions contemplated hereby.

3.5

No Defaults

To the best of its knowledge, none of Estrella or any of its Subsidiaries or any other party thereto, is in default under or violation of, and there has been no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default or violation of, or permit the termination of, any term, condition or provision of (a) their respective constating documents, (b) any credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license, permit, concession, easement or other instrument to which Estrella or any of its Subsidiaries is a party or by which Estrella or any of its Subsidiaries or any of its or their property is bound or subject.

3.6

Absence of Certain Changes or Events

Estrella and its Subsidiaries have conducted their respective businesses only in the ordinary course in a manner consistent with past practice and there has been no Material Adverse Effect with respect to Estrella or any event, occurrence or development which could be reasonably expected to have a Material Adverse Effect on Estrella or which materially and adversely affects the ability of Estrella to consummate the transactions contemplated hereby or to restrict, hinder, impair or limit the ability of Estrella, or any of its Subsidiaries to carry on their respective businesses as and where they are now being carried on or as contemplated to be carried on as disclosed by Estrella to Tarsis.

3.7

Employment Matters

(a)

Except as set forth in the Estrella Disclosure Letter, neither Estrella nor any of its Subsidiaries is (i) a party to any written policy, agreement, obligation, understanding or undertaking providing for severance, change of control or termination payments to, or any employment agreement with, any former or current director, officer or employee or (ii) any oral policy, agreement, obligation, understanding or undertaking providing an entitlement to any former director, officer or employee to severance, change of control or termination payments.

(b)

Except as set forth in the Estrella Disclosure Letter, neither Estrella nor any of its Subsidiaries is a party to any consulting contract, written or oral, providing for compensation of any individual or entity in excess of $20,000 per calendar year.

(c)

Neither Estrella nor any of its Subsidiaries has agreed to recognize any union or other collective bargaining representative, nor has any union or other collective bargaining representative been certified as the exclusive bargaining representative of any of Estrella’s or any of its Subsidiaries’ employees.  No union organizational campaign or representation petitions are currently pending with respect to any of the employees of Estrella or any of its Subsidiaries.

(d)

All employees and former employees of Estrella and its Subsidiaries have been, or will have been on or before the Effective Date, paid or amounts in respect thereof shall have been accrued for wages, salaries, commissions, bonuses, vacation pay, sick pay, and other compensation for all services performed by them or that was accrued by them up to the Effective Date, in accordance with the obligations of Estrella and its Subsidiaries under any employment or labour practices and policies.

(e)

There are no current, pending or threatened proceedings before any board, tribunal, arbitrator or Governmental Entities or claims with respect to employment or labour Applicable Laws, including, but not limited to, employment and labour standards, unfair labour practices, employment discrimination, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations.  Estrella and its Subsidiaries are not subject to any settlement agreement, conciliation agreement, letter of commitment, deficiency letter or consent decree with any present or former employee or applicant for employment, labour union or other employee representative, or any Government Entity or arbitrator relating to claims of unfair labour practices, employment discrimination, or other claims with respect to employment and labour practices and policies that would have a Material Adverse Effect on Estrella, and no Government Entity or arbitrator has issued a judgment, order, decree, injunction, decision, award or finding with respect to the employment and labour practices or policies of Estrella or its Subsidiaries which currently has or would be reasonably expected to have a Material Adverse Effect on Estrella. There are no outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due and owing pursuant to any workplace safety and insurance legislation by Estrella or any of its Subsidiaries and they have not been reassessed under such legislation during the past three years and, no audit is currently being performed pursuant to any applicable workplace safety and insurance legislation.  There are no claims or potential claims which may materially and adversely affect accident cost experience.

(f)

None of Estrella or any of its Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any tort claim, actual or, to the knowledge of Estrella, pending or threatened, or any litigation, actual or, to the knowledge of Estrella, pending or threatened, relating to employment or termination of employment of employees or independent contractors.

(g)

Estrella and its Subsidiaries have conducted their business in accordance with all Applicable Laws with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations.

(h)

All accruals for premiums and assessments for unemployment insurance, health premiums, Canada Pension Plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of Estrella and its Subsidiaries.

(i)

The name and address of all employees of each of Estrella and its Subsidiaries, and the terms of their employment including length of employment, compensation and benefits are set out in Section 3.7(i) of the Estrella Disclosure Letter.

3.8

Public Record and Financial Statements

(a)

Estrella has filed with all applicable securities and regulatory authorities (including the TSX-V) all information and documents required to be filed with such authorities under the Applicable Laws (the “Estrella Public Record”) and the statements set forth in the Estrella Public Record are true, correct and complete and do not contain any Misrepresentation as of the dates on which they were made and Estrella has not filed any confidential material change reports or similar reports which currently remain confidential.

(b)

The audited consolidated financial statements (including, in each case, any related notes thereto) of Estrella for the year ended December 31, 2013 and unaudited financial statements for the interim period ended September 30, 2014 (i) have been prepared in accordance with International Financial Reporting Standards applied on a consistent basis during the periods involved (subject, in the case of unaudited financial statements, to the absence of certain notes), (ii) comply in all material respects with the requirements of Applicable Laws, (iii) are in accordance with the books and records of Estrella; (iv) contain and reflect all necessary adjustments for fair presentation of the results of operations and the financial condition of the business of Estrella for the periods covered thereby, (v) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of Estrella, and (vi) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of Estrella and its Subsidiaries as of the respective dates thereof and for the respective periods covered thereby.

(c)

There are no known or anticipated material liabilities of Estrella or its Subsidiaries of any kind whatsoever (including absolute, accrued or contingent liabilities) nor any commitments whether or not determined or determinable, in respect of which Estrella or its Subsidiaries is or may become liable other than the liabilities disclosed on, reflected in or provided for in the financial statements referred to in this Section 3.8.

3.9

Contracts

(a)

Section 3.9 of the Estrella Disclosure Letter lists as of the date of this Agreement all written or oral contracts, agreements, guarantees and leases that are material to Estrella and/or its Subsidiaries or any other contract that provides for the expenditure or receipt by Estrella over its term of more than $100,000.  All such contracts are valid and binding obligations of Estrella or such Subsidiaries that are parties thereto and, to the knowledge of Estrella, are valid and binding obligation of each other party thereto.

(b)

Except as set forth in the Estrella Disclosure Letter, there are no agreements, covenants, undertakings or other commitments of Estrella or any of its Subsidiaries, including partnerships or joint ventures of which Estrella or any of the Subsidiaries is a partner or member, under which the consummation of the Arrangement would:

(i)

have the effect of imposing restrictions or obligations on Estrella or any of the Subsidiaries greater than those imposed upon Estrella, the Subsidiaries or any such partnership or joint venture at the date hereof;

(ii)

give a third party a right to terminate any material agreement to which Estrella, the Subsidiaries or any such partnership or joint venture is a party or to purchase any of their respective assets;

(iii)

impose restrictions on the ability of Estrella or the Subsidiaries to carry on any business which it might choose to carry on within any geographical area, to acquire property or dispose of its property and assets in their entirety or to change its corporate status; or

(iv)

impose restrictions on the ability of Estrella or the Subsidiaries to pay any dividends or make other distributions to its shareholders or to borrow money and to mortgage and pledge its property as security therefore.

3.10

Litigation

There are no claims, actions, suits, proceedings or investigations pending against Estrella or any of its Subsidiaries or, to the knowledge of Estrella, threatened against Estrella or any of its Subsidiaries before any Governmental Entity (and Estrella and its Subsidiaries have no knowledge of any facts that are likely to give rise to any such claim, action, suit, proceeding or investigation).  Neither Estrella nor any of its Subsidiaries, nor their respective assets and properties, is subject to any outstanding judgment, order, writ, injunction or decree.

3.11

Environmental

(a)

Each of Estrella and its Subsidiaries: (i) is in compliance with any and all applicable Environmental Laws; (ii) has received all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its business as currently conducted; (iii) is in compliance with all terms and conditions of each such permit, license or approval; (iv) confirms that there have been no past and there are no pending or to the knowledge of Estrella, threatened claims, complaints, notices or requests for information received by Estrella or its Subsidiaries with respect to any alleged violation of any Environmental Law; and (v) confirms that no conditions exist at, on or under any property now or previously owned, leased or occupied by Estrella or its Subsidiaries which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law.

(b)

Neither Estrella nor its Subsidiaries, has ever caused or permitted hazardous or toxic waste to be placed, held, located or disposed of on, under or at any lands or premises owned, leased or occupied by Estrella or its Subsidiaries otherwise than in compliance with applicable Environmental Laws and no notice has been received by Estrella or its Subsidiaries of any action or potential liability in respect thereof and no civil, criminal or enforcement actions or complaints in respect thereof are threatened, pending or have been commenced against Estrella or its Subsidiaries.

(c)

Except as set forth in the Estrella Disclosure Letter, there are no environmental audits, evaluations, assessments, studies or tests that were commissioned by Estrella or its Subsidiaries respecting the business, operations, properties or facilities of Estrella or its Subsidiaries.

3.12

Tax Matters

(a)

Estrella and each of its Subsidiaries has filed in a timely manner all necessary Tax Returns and notices and has paid all applicable Taxes of whatsoever nature required to be paid to the date hereof to the extent that such Taxes have become due or have been alleged to be due and Estrella is not aware of any Tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon where, in any of the above cases, it might reasonably be expected to have a Material Adverse Effect on the condition (financial or otherwise), or in the earnings, business, affairs or prospects of Estrella or its Subsidiaries and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any Tax Return by Estrella or any of its Subsidiaries or the payment of any material Tax, governmental charge, penalty, interest or fine against Estrella or any of its Subsidiaries.  There are no material actions, suits, proceedings, investigations or claims now threatened or pending against Estrella or any of its Subsidiaries which could result in a material liability in respect of Taxes of any Governmental Entity, penalties, interest, fines, assessments or reassessments or any matters under discussion with any Governmental Entity to Taxes, governmental charges, penalties, interest, fines, assessments or reassessments asserted by any such authority.

(b)

Neither Estrella nor its Subsidiaries has received any written notification that any issue involving an amount of Taxes of Estrella or any of its Subsidiaries has been raised by (and is currently pending with) a Governmental Entity, in connection with any Tax Return filed or required to be filed, and no waivers of statutes of limitations or objections to any assessments or reassessments involving an amount of Taxes of Estrella or its Subsidiaries have been given, filed or requested with respect to Estrella or its Subsidiaries.

3.13

Pension and Employee Benefits

(a)

Except as set forth in the Estrella Disclosure Letter, neither Estrella or any of its Subsidiaries sponsor, contribute or maintain any employee benefit, health, welfare, supplemental unemployment benefit, bonus, incentive, pension, profit sharing, deferred compensation, share compensation, share purchase, retirement, hospitalization insurance, medical, dental, legal, disability or similar plans or arrangements or practices, whether written or oral, (collectively referred to as the “Estrella Plans”).

(b)

All of the Estrella Plans are and have been established, registered, qualified, invested and administered, in all material respects, in accordance with all Applicable Laws, and in accordance with their terms and the terms of agreements between Estrella or a Subsidiary of Estrella, as the case may be, and their respective employees. No fact or circumstance exists that could adversely affect the existing tax status of an Estrella Plan.

3.14

Compliance with Laws and Permits

(a)

Estrella and its Subsidiaries are in compliance, and at all times have complied, with all Applicable Laws.  No investigation or review by any Governmental Entity with respect to Estrella or any of its Subsidiaries is pending or, to the knowledge of Estrella, is threatened, nor has any Governmental Entity indicated an intention to conduct the same.

(b)

Estrella and its Subsidiaries are in possession of the grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders set out in the Estrella Disclosure Letter, which are necessary to own, lease and operate their properties and to lawfully carry on their respective businesses as they are now being conducted (collectively, the “Estrella Permits”) and there is no action, proceeding, review or investigation pending or, to the knowledge of Estrella, threatened regarding any of the Estrella Permits.  None of Estrella or any of its Subsidiaries is in conflict with, or in default or violation of any of the Estrella Permits.

3.15

Restrictions on Business Activities

Except for certain confidentiality agreements entered into in the ordinary course of business, there is no agreement, judgment, injunction, order or decree binding upon Estrella or any of its Subsidiaries that has or could be reasonably expected to have the effect of prohibiting, restricting or impairing any business practice of Estrella or any of its Subsidiaries, any acquisition of property by Estrella or any of its Subsidiaries or the conduct of business by Estrella or any of its Subsidiaries as currently or proposed to be conducted.

3.16

Insurance

Estrella has not received notice of any fact, condition or circumstance which might reasonably form the basis of any insurance claim against Estrella or any of its Subsidiaries.

3.17

Property

(a)

Estrella and each of its Subsidiaries, as the case may be, has legal and beneficial, good and marketable title to all of its property and assets (real and personal, immovable and movable, tangible and intangible, including leasehold interests) sufficient to carry on their respective business as currently conducted, including all the properties and assets reflected in the financial statements contained in the Estrella Public Record, except as indicated in the notes thereto, together with all additions thereto in the ordinary course of its business and such property is held free and clear of all liens, charges, mortgages, pledges, actions, claims or deeds, security interests and other encumbrances, of any nature.

(b)

Estrella or one of its Subsidiaries is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material property or assets comprising the material properties of Estrella and its Subsidiaries, free of any mortgage, lien, charge, encumbrance, claims or demands whatsoever, and no other material property rights are necessary for the exploration and development of such material properties, other than surface rights for the development of such material properties.  Estrella knows of no claim or the basis for any claim that would reasonably be expected to materially adversely affect the right thereof to use, transfer or otherwise exploit the property rights of Estrella and Estrella has no responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any person with respect to such property rights.

(c)

The businesses of Estrella and each of its Subsidiaries have been and are being operated in a manner which does not violate the terms of any easements, rights of way, permits, servitudes, licenses, leasehold estates and similar rights relating to real property (collectively, “Easements”) used by Estrella and each of its Subsidiaries in such businesses.  All Easements are valid and enforceable, except as the enforceability thereof may be affected by bankruptcy, insolvency or other Applicable Laws of general applicability affecting the rights of creditors generally or principles of equity, and grant the rights purported to be granted thereby and all rights necessary thereunder for the current operation of such businesses.

(d)

Estrella has filed with the British Columbia Securities Commission and the Alberta Securities Commission all of the technical reports required to be filed under National Instrument 43-101 “Standards of Disclosure of Mineral Projects” in respect of each property material to Estrella and all public disclosure made by Estrella regarding its properties complies in all material respects with the requirements of National Instrument 43-101.

3.18

Opinion of Financial Advisors

The board of directors of Estrella has received the opinion of Ross Glanville & Associates Ltd. and Bruce McKnight Minerals Advisor Services, Estrella’s financial advisors, to the effect that, as of the date of this Agreement, the consideration under the Arrangement is fair from a financial point of view to the Estrella Shareholders and that opinion has not been withdrawn, reserved or modified in any respect.

3.19

Brokerage and Finders’ Fees

Except as set forth in the Estrella Disclosure Letter, neither Estrella nor any Subsidiary of Estrella or any shareholder, director, officer or employee thereof, has incurred or will incur on behalf of Estrella, any brokerage, finders’ or similar fee in connection with the transactions contemplated hereby.

3.20

Books and Records

The books, records, minutes, resolutions and accounts of Estrella and its Subsidiaries, (i) have been maintained in accordance with good business practices and on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of Estrella and its Subsidiaries, and (iii) accurately and fairly reflect the basis for Estrella’s financial statements contained in the Estrella Public Record.  Estrella has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization, and (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with International Financial Reporting Standards, and (B) to maintain accountability for assets.

3.21

Management Controls

There has been no fraud, whether or not material, that involves management or other employees who have a significant role in Estrella’s internal controls.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF TARSIS RESOURCES LTD.

Tarsis represents and warrants to Estrella as follows in each case except (each of which exceptions shall specifically identify the relevant section hereof to which it relates):

4.1

Organization and Standing

(a)

Each of Tarsis and its Subsidiaries has been duly incorporated, organized or formed and is validly existing and in good standing under the Applicable Laws of its jurisdiction of incorporation, organization or formation, as the case may be, with full corporate or legal power and authority to own, lease and operate its properties and assets and to conduct its businesses as currently owned and conducted except where, individually or in the aggregate, the failure of a Subsidiary to be so organized, formed or existing or to have such power or authority would not have a Material Adverse Effect on Tarsis.  Each of Tarsis and its Subsidiaries, as set out per Section 4.1(a) of the Tarsis Disclosure Letter, is duly qualified to do business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties and assets requires it to so qualify, except where, individually or in the aggregate, the failure to be so qualified would not have a Material Adverse Effect on Tarsis.

(b)

Tarsis is a “reporting issuer” within the meaning of the securities laws of British Columbia, Alberta and Ontario, is a 20(f) filer with the United States Securities and Exchange Commission, is not on a list of defaulting issuers maintained by the securities commissions in such jurisdictions and no regulatory authority having jurisdiction has issued any order preventing or suspending trading of any securities of Tarsis which is currently outstanding;

(c)

The Tarsis Shares are listed for trading on the TSX-V and Tarsis is in compliance with all rules, regulations and policies of the TSX-V in all material respects.

(d)

Tarsis has made available to Estrella complete and correct copies of its constating documents as well as the constating documents of each of its Subsidiaries, in each case as in effect on the date of this Agreement.

(e)

No order (or the equivalent) ceasing or suspending the trading of its securities or prohibiting the sale of securities by Tarsis has been issued or is in force as of the date hereof and, to the knowledge of Tarsis, no proceedings for this purpose have been instituted or are pending, contemplated or threatened.

4.2

Capitalization

(a)

The authorized capital of Tarsis consists of an unlimited number of Tarsis Shares, and as of the date of this Agreement, 61,140,444 Tarsis Shares are issued and outstanding.  As of the date of this Agreement, there are outstanding Tarsis Options permitting the holders thereof to purchase 4,150,000 Tarsis Shares, and Tarsis Warrants entitling the holders thereof to purchase 24,585,133 Tarsis Shares.

(b)

All of the Tarsis Shares have been duly authorized and are validly issued and fully paid and non-assessable, were not issued in violation of pre-emptive or similar rights or any other agreement or understanding binding upon Tarsis and were issued in compliance with all Applicable Laws and the constating documents of Tarsis.  All of the outstanding shares and other ownership interests of the Subsidiaries of Tarsis which are held, directly or indirectly, by Tarsis have been duly authorized and are validly issued, fully paid and non-assessable, were not issued in violation of pre-emptive or similar rights and all such shares and other ownership interests are owned directly or indirectly by Tarsis, free and clear of all Liens.

(c)

Except as described in Section 4.2(a) above and as set forth in the Tarsis Disclosure Letter, as of the date of this Agreement, there are no outstanding options, warrants, subscriptions, puts, calls or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Tarsis or any of its Subsidiaries to offer, issue, sell, redeem, repurchase, otherwise acquire or transfer, pledge or encumber any capital stock of Tarsis or any of its Subsidiaries, nor are there outstanding any securities or obligations of Tarsis or any of its Subsidiaries that are convertible into or exercisable or exchangeable for any capital stock of Tarsis, any of its Subsidiaries or any other person and neither Tarsis nor any of its Subsidiaries has any obligation of any kind to issue any additional securities or to pay for or repurchase any securities.

4.3

Authority and No Conflicts

(a)

Tarsis has all requisite corporate power and authority to execute and deliver this Agreement and the other documents related to the transactions contemplated hereunder and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the other documents related to the transactions contemplated hereunder by Tarsis and the consummation by Tarsis of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Tarsis are necessary to authorize this Agreement and the other documents related to the transactions contemplated hereunder or to consummate the transactions contemplated hereby or thereby.  No approval by the holders of Tarsis Shares of the transactions contemplated hereby is necessary to authorize the execution, delivery or performance of this Agreement or any of the other documents related to the transactions contemplated hereunder or the consummation of the transactions contemplated hereby and no such approval will be sought by Tarsis.

(b)

Each of this Agreement and the other documents related to the transactions contemplated hereunder has been and will be duly executed and delivered by Tarsis and constitutes and will constitute a legal, valid and binding obligation of Tarsis, enforceable against Tarsis in accordance with its terms, except as the same may be limited by bankruptcy, insolvency and other Applicable Laws affecting creditors’ rights generally, and by general principles of equity.

(c)

Neither the execution and delivery of this Agreement or any other documents related to the transactions contemplated hereunder by Tarsis nor the performance by Tarsis of the obligations hereunder and thereunder and the completion of the transactions contemplated hereby, will:

(i)

conflict with, or violate any provision of, the constating documents of Tarsis or any of its Subsidiaries;

(ii)

subject to receipt of the Appropriate Regulatory Approvals listed in Schedule A and the consents, approvals, orders, authorizations, registrations, declarations or filings referred to in Section 4.4 being made or obtained, violate or breach any Applicable Laws, judgment, order or decree applicable to Tarsis or any of its Subsidiaries;

(iii)

subject to the consents, approvals, orders, authorizations, registrations, declarations or filings referred to in Section 4.4 being made or obtained, violate or conflict with or result in the breach of, or constitute a default (or an event that with the giving of notice, the passage of time, or both would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or both) to terminate, accelerate, modify, suspend or call any obligations or rights under any agreement, contract, note, bond, mortgage, indenture, deed of trust, lease, license, permit, concession, easement or other instrument to which Tarsis or any of its Subsidiaries is a party or by which Tarsis or any of its Subsidiaries or their property is bound or subject; or

(iv)

result in the imposition of any encumbrance, charge or Lien upon or require the sale or give any person the right to acquire any of Tarsis’ assets or the assets of any of its Subsidiaries or restrict, hinder, impair or limit the ability of Tarsis, or any of its Subsidiaries to carry on their respective businesses as and where they are now being, or are planned to be, carried on;

except in the case of clauses (ii) through (iv) for any of the foregoing that would not, individually or in the aggregate, have a Material Adverse Effect on Tarsis or materially impair the ability of Tarsis to perform its obligations hereunder or prevent or materially delay the consummation of any of the transactions contemplated hereby.

4.4

Consents and Approvals

Tarsis and its Subsidiaries has all consents, approvals, licenses, permits, orders or authorizations of, or registrations, declarations or filings with, or permits from, any third party or Governmental Entity required by or with respect to Tarsis or any of its Subsidiaries in connection with the execution, performance and delivery of this Agreement or any other documents related to the transactions contemplated hereunder by Tarsis, the performance of the obligations hereunder or the consummation by Tarsis of the transactions contemplated hereby other than (a) any approvals required by the Interim Order, (b) the Final Order, (c) such registrations and other actions required under Applicable Laws as are contemplated by this Agreement, (d) the Appropriate Regulatory Approvals listed in Schedule A required to be obtained by Tarsis in order for it to consummate the transactions contemplated hereby, (e) any approvals required by the TSX-V, and any other consents, approvals, orders, authorizations, registrations, declarations or filings which, if not obtained or made, would not, individually or in the aggregate, have a Material Adverse Effect on Tarsis or prevent or materially delay the consummation of any of the transactions contemplated hereby or materially impair the ability of Tarsis to perform their obligations hereunder.

4.5

No Defaults

None of Tarsis or any of its Subsidiaries or other party thereto, is in default under or violation of, and there has been no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default or violation of, any term, condition or provision of, or permit the termination of (a) their respective constating documents, (b) any credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license, permit, concession, easement or other instrument to which Tarsis or any of its Subsidiaries is a party or by which Tarsis or any of its Subsidiaries or their property is bound or subject, except, in the case of clause (b), defaults and violations which, individually or in the aggregate, would not have a Material Adverse Effect on Tarsis.

4.6

Absence of Certain Changes or Events

Tarsis and its Subsidiaries have conducted their respective businesses only in the ordinary course in a manner consistent with past practice and there has been no Material Adverse Effect with respect to Tarsis or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on Tarsis or which materially and adversely affects the ability of Tarsis to consummate the transactions contemplated hereby or to restrict, hinder, impair or limit the ability of Tarsis, or any of its Subsidiaries to carry on their respective businesses as and where they are now being carried on or as contemplated to be carried on as disclosed by Tarsis to Estrella.

4.7

Public Record and Financial Statements

(a)

Tarsis has filed with all applicable securities and regulatory authorities (including exchanges and markets) all information and documents required to be filed with such authorities under the Applicable Laws (the “Tarsis Public Record”) and the statements set forth in the Tarsis Public Record are true, correct and complete and do not contain any Misrepresentation as of the dates on which they were made and Tarsis has not filed any confidential material change reports or similar reports which currently remain confidential.

(b)

The audited financial statements of Tarsis for the year ended September 30, 2014 are true and correct in every material respect, and have been prepared on a consolidated basis in accordance with International Financial Reporting Standards and fairly reflect the consolidated financial position of Tarsis as at the date of such financial statements and the results of its operations for the period then ended and have been prepared in accordance with International Financial Reporting Standards.

(c)

There are no known or anticipated material liabilities of Tarsis or its Subsidiaries of any kind whatsoever (including absolute, accrued or contingent liabilities), except as set forth in the Tarsis Disclosure Letter, nor any commitments whether or not determined or determinable, in respect of which Tarsis or its Subsidiaries is or may become liable other than the liabilities disclosed on, reflected in or provided for in the financial statements referred to in this Section .

4.8

Litigation

There are no claims, actions, suits, proceedings (including regulatory proceedings before a Government Entity) or investigations pending against Tarsis or any of its Subsidiaries or, to the knowledge of Tarsis, threatened against Tarsis or any of its Subsidiaries (and Tarsis and its Subsidiaries have no knowledge of any facts that are likely to give rise to any such claim, action, suit, proceeding or investigation) that, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect on Tarsis, or prevent or materially delay consummation of the transactions contemplated by this Agreement.  Neither Tarsis nor any of its Subsidiaries, nor their respective assets and properties, is subject to any outstanding judgment, order, writ, injunction or decree that has had or would be reasonably expected to have a Material Adverse Effect on Tarsis or that would prevent or materially delay consummation of the transactions contemplated by this Agreement.

4.9

Brokerage and Finders’ Fees

Except as set forth in the Tarsis Disclosure Letter, neither Tarsis nor any of its shareholders, directors, officers or employees has incurred or will incur on behalf of Tarsis, any brokerage, finders’ or similar fee in connection with the transactions contemplated hereby.

4.10

Books and Records

The books, records and accounts of Tarsis and its Subsidiaries, in all material respects, (i) have been maintained in accordance with good business practices and on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of Tarsis and its Subsidiaries, and (iii) accurately and fairly reflect the basis for Tarsis’ financial statements contained in the Tarsis Public Record.  Tarsis has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization, and (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with International Financial Reporting Standards, and (B) to maintain accountability for assets.

4.11

Environmental

(a)

Each of Tarsis and its Subsidiaries: (i) is in compliance with any and all applicable Environmental Laws; (ii) has received all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its business as currently conducted; (iii) is in compliance with all terms and conditions of each such permit, license or approval; (iv) confirms that there have been no past and there are no pending or to the knowledge of Tarsis, threatened claims, complaints, notices or requests for information received by Tarsis or its Subsidiaries with respect to any alleged violation of any Environmental Law; and (v) confirms that no conditions exist at, on or under any property now or previously owned, leased or occupied by Tarsis or its Subsidiaries which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law, except as set forth in the Tarsis Disclosure Letter.

(b)

Neither Tarsis nor its Subsidiaries, has ever caused or permitted hazardous or toxic waste to be placed, held, located or disposed of on, under or at any lands or premises owned, leased or occupied by Tarsis or its Subsidiaries otherwise than in compliance with applicable Environmental Laws and no notice has been received by Tarsis or its Subsidiaries of any action or potential liability in respect thereof and no civil, criminal or enforcement actions or complaints in respect thereof are threatened, pending or have been commenced against Tarsis or its Subsidiaries.

(c)

There are no environmental audits, evaluations, assessments, studies or tests that were commissioned by Tarsis or its Subsidiaries respecting the business, operations, properties or facilities of Tarsis or its Subsidiaries.

4.12

Compliance with Laws and Permits

(a)

Tarsis and its Subsidiaries are in compliance, and at all times have complied, with all Applicable Laws.  No investigation or review by any Governmental Entity with respect to Tarsis or any of its Subsidiaries is pending or, to the knowledge of Tarsis, is threatened, nor has any Governmental Entity indicated an intention to conduct the same.

(b)

Tarsis and its Subsidiaries are in possession of the grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders set out in the Tarsis Disclosure Letter, which are necessary to own, lease and operate their properties and to lawfully carry on their respective businesses as they are now being conducted (collectively, the “Tarsis Permits”) and there is no action, proceeding, review or investigation pending or, to the knowledge of Tarsis, threatened regarding any of the Tarsis Permits.  None of Tarsis or any of its Subsidiaries is in conflict with, or in default or violation of any of the Tarsis Permits.

4.13

Property

(a)

Tarsis and each of its Subsidiaries, as the case may be, has legal and beneficial, good and marketable title to all of its property and assets (real and personal, immovable and movable, tangible and intangible, including leasehold interests) sufficient to carry on their respective business as currently conducted, including all the properties and assets reflected in the financial statements contained in the Tarsis Public Record, except as indicated in the notes thereto, together with all additions thereto in the ordinary course of its business and such property is held free and clear of all liens, charges, mortgages, pledges, actions, claims or deeds, security interests and other encumbrances, of any nature.

(b)

Tarsis or one of its Subsidiaries is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material property or assets comprising the material properties of Tarsis and its Subsidiaries, free of any mortgage, lien, charge, encumbrance, claims or demands whatsoever, and no other material property rights are necessary for the exploration and development of such material properties, other than surface rights for the development of such material properties.  Tarsis knows of no claim or the basis for any claim that would reasonably be expected to materially adversely affect the right thereof to use, transfer or otherwise exploit the property rights of Tarsis and Tarsis has no responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any person with respect to such property rights.

(c)

The businesses of Tarsis and each of its Subsidiaries have been and are being operated in a manner which does not violate the terms of any easements, rights of way, permits, servitudes, licenses, leasehold estates and similar rights relating to real property (collectively, “Easements”) used by Tarsis and each of its Subsidiaries in such businesses.  All Easements are valid and enforceable, except as the enforceability thereof may be affected by bankruptcy, insolvency or other Applicable Laws of general applicability affecting the rights of creditors generally or principles of equity, and grant the rights purported to be granted thereby and all rights necessary thereunder for the current operation of such businesses.

(d)

Tarsis has filed with the British Columbia Securities Commission, the Alberta Securities Commission and the Ontario Securities Commission all of the technical reports required to be filed under National Instrument 43-101 “Standards of Disclosure of Mineral Projects” in respect of each property material to Tarsis and all public disclosure made by Tarsis regarding its properties complies in all material respects with the requirements of National Instrument 43-101.

ARTICLE 5
COVENANTS AND AGREEMENTS

5.1

Covenants of Estrella

(a)

Estrella agrees as follows from the date of this Agreement until the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with , in each case except with the consent of Tarsis to any deviation therefrom, or as expressly contemplated by this Agreement or the Plan of Arrangement:

(i)

Estrella and each of  its Subsidiaries shall (A) carry on its businesses in the usual and ordinary course consistent with past practices, (B) use commercially reasonable efforts to preserve intact its present business organizations and material rights, to keep available the services of its current officers and employees, and to preserve its relationships with parties having business dealings with it, and (C) maintain and keep its material properties and assets in as good repair and condition as at the date of this Agreement, subject to ordinary wear and tear, all to the end that its business shall not be impaired in any material respect at the Effective Time.

(ii)

Estrella shall not, and it shall not permit any of its Subsidiaries to: (A) declare, set aside or pay any dividends on, make other distributions or return capital; (B) split, combine, subdivide or reclassify any of its securities or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, its securities; (C) issue, sell, pledge, reserve, set aside, dispose of, grant or encumber, repurchase, redeem or otherwise acquire any Estrella Shares or any securities or obligations convertible into, exercisable or exchangeable for, or any rights, warrants, calls, subscriptions or options to acquire, Estrella Shares, or authorize any of the foregoing; or (D) enter into or announce any agreement or arrangement with respect to the sale, voting, registration or repurchase of any Estrella Shares or any security convertible into or exchangeable for such shares.

(iii)

Estrella shall not, nor shall it permit any of its Subsidiaries to authorize, make or commit to make any expenditures (including capital expenditures and capital lease obligations) in excess of $50,000 individually and $100,000 in the aggregate other than in connection with the transactions contemplated hereunder.

(iv)

Estrella shall not, nor shall it permit any of its Subsidiaries to, reorganize, recapitalize, consolidate, dissolve, liquidate, amalgamate or merge with any other person, nor acquire or agree to acquire, by amalgamating, merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or person or otherwise acquire or agree to acquire any assets of any other person.

(v)

Estrella shall not, nor shall it permit any of its Subsidiaries to sell, pledge, encumber, lease (whether such lease is an operating or capital lease) or otherwise dispose of any assets.

(vi)

Estrella shall not, nor shall it permit any of its Subsidiaries to, (A) incur any indebtedness for borrowed money or purchase money indebtedness or assume, guarantee, endorse or enter into an arrangement with respect to, any indebtedness (B) enter into interest rate swaps, (C) enter into any material operating lease or create any Liens on the property of Estrella or any of its Subsidiaries in connection with any indebtedness, or (D) refinance any debt.

(vii)

Estrella shall not, nor shall it permit any of its Subsidiaries to:

(A)

dispose of any interest in any of its properties;

(B)

increase the amount of (or accelerate the payment or vesting of) any benefit or amount payable under, any employee benefit plan or any other contract, agreement, commitment, arrangement, plan or policy providing for compensation or benefits to any former, present or future director, officer or employee of Estrella or any of its Subsidiaries;

(C)

increase (or enter into any commitment or arrangement to increase) the compensation or benefits, or otherwise to extend, expand or enhance the engagement, employment or any related rights, of any former, present or future director, officer, employee or consultant of Estrella or any of its Subsidiaries.

(D)

amend, vary or modify the Estrella Stock Option Plan or any options outstanding thereunder; or

(E)

adopt, establish, enter into or implement any employee benefit plan, policy, severance or termination agreement providing for any form of benefits or other compensation to any former, present or future director, officer or employee of Estrella or any of its Subsidiaries or amend any employee benefit plan, policy, severance or termination agreement.

(F)

claim or pay any form of severance, termination or change of control payment to any of the directors, officers, employees or directors of Estrella.

(viii)

Estrella shall not, nor shall it permit any of its Subsidiaries to, amend or propose to amend its constating documents, other than in connection with the Change of Jurisdiction.

(ix)

Estrella shall not, nor shall it permit any of its Subsidiaries to, pay, discharge, satisfy, compromise or settle any claims, obligations or liabilities prior to the same being due.

(x)

Estrella shall not, nor shall it permit any of its Subsidiaries to, (i) enter into, terminate or waive any provision of, exercise any option or relinquish any contractual rights under, or modify in any material respect any contract, agreement, guarantee, lease commitment or arrangement of the nature required to be disclosed by Section 3.9 or any contract which involves payments or receipts by Estrella or any of its Subsidiaries or (ii) waive, transfer, grant or release any claims or potential claims of material value or (iii) waive any benefits of, or agree to modify in any respect, or terminate, release or fail to enforce, or consent to any material matter with respect to which consent is required, under, any confidentiality, standstill or similar agreement to which Estrella or any of its Subsidiaries is a party or which Estrella or any of its Subsidiaries is a beneficiary or (iv) enter into any agreement which provides for aggregate expenditures in excess of $100,000 over the term thereof.

(xi)

Estrella shall not, nor shall it permit any of its Subsidiaries to, make any changes to the existing accounting practices, methods and principles relating to Estrella or any Subsidiary of Estrella except as required by Law or by International Financial Reporting Standards as advised by Estrella’s or such Subsidiary’s regular independent accountants, as the case may be.

(xii)

Estrella shall not, nor shall it permit any of its Subsidiaries to, (i) make, change or rescind any Tax election, (ii) take any action, or omit to take any action, in either case inconsistent with past practice, relating to the filing of any Tax Return or the payment of any Tax (except as otherwise required by Law), (iii) settle any Tax claim or assessment, or (iv) surrender any right or claim to a Tax refund.

(xiii)

Estrella shall not take any action to exempt from, waive or make not subject to (including redemption of outstanding rights) any takeover Law or other Law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any person (other than Tarsis and its Subsidiaries) or any action taken thereby including any take-over bid, which person or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom. Estrella shall not nor shall it permit any Subsidiary to, (a) enter into any confidentiality or standstill agreement except as permitted by Section 5.4(a), or (b), amend, release any third party from its obligations or grant any consent under any confidentiality or standstill provision or fail to fully enforce any such provision.

(xiv)

Estrella shall not, nor shall it permit any of its Subsidiaries to, take or fail to take any action which would cause any of Estrella’s representations or warranties hereunder to be untrue in any respect or would be reasonably expected to prevent or materially impede, interfere with or delay the Arrangement or which would cause the conditions set forth in Section 6.2(b) not to be satisfied.

(xv)

Estrella shall not, nor shall it permit any of it Subsidiaries to, amend, modify or terminate any insurance policy in effect on the date of this Agreement, except for scheduled renewals of any insurance policy in effect on the date hereof in the ordinary course of business consistent with past practice.

(xvi)

Estrella shall not, nor shall it permit any of its Subsidiaries to, (i) cancel any material indebtedness, or (ii) waive, transfer, grant or release any claims or potential claims of material value.

(xvii)

Estrella shall not, nor shall it permit any of its Subsidiaries to, announce an intention, enter into any formal or informal agreement or otherwise make a commitment to do any of the foregoing.

(b)

Estrella shall promptly advise Tarsis in writing:

(i)

of any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of Estrella contained in this Agreement to be untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date);

(ii)

of any Material Adverse Effect on Estrella or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on Estrella; and

(iii)

of any material breach by Estrella of any covenant, obligation or agreement contained in this Agreement.

(c)

Estrella shall use its commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause its Subsidiaries to, perform all obligations required to be performed by Estrella or any of its Subsidiaries under this Agreement, cooperate with Tarsis in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, on or before May 31, 2015, or such other later date as may be agreed upon by Estrella and Tarsis the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Estrella shall:

(i)

in a timely and expeditious manner, file the Circular in all jurisdictions where the same is required in accordance with Applicable Laws and provide the same to the Estrella Shareholders in accordance with Applicable Laws;

(ii)

subject to Sections 5.4 and 5.5, solicit from the Estrella Shareholders proxies in favour of approval of the Arrangement Resolution (in a commercially reasonable manner) and use commercially reasonable efforts to obtain the approval by Estrella Shareholders of the Arrangement Resolution and will, at Tarsis’ request and at Tarsis’ cost, retain the services of an investment banker or proxy solicitation firm to solicit proxies in favour of the Arrangement Resolution and shall fully cooperate with Tarsis in connection therewith including providing to Tarsis such information as Tarsis may request and doing such other things as Tarsis may reasonably request in connection therewith;

(iii)

subject to the last sentence of Section 5.5(a), not adjourn, postpone or cancel (or propose adjournment, postponement or cancellation of) the Estrella Meeting without Tarsis’ prior written consent except as required by Law or, in the case of adjournment, as may be required by Estrella Shareholders as expressed by majority resolution;

(iv)

use commercially reasonable efforts to satisfy or cause to be satisfied as soon as reasonably practicable all the conditions precedent of Estrella that are set forth in  hereof;

(v)

as soon as practicable apply for and use commercially reasonable efforts to obtain all Appropriate Regulatory Approvals required to be obtained by Estrella or any of its Subsidiaries in order for Estrella to consummate the transactions contemplated hereby and, in doing so, to keep Tarsis reasonably informed as to the status of the proceedings and any material discussions or correspondence related to obtaining such Appropriate Regulatory Approvals, including, but not limited to, providing Tarsis the opportunity to be present for all communications with any Governmental Entity and providing Tarsis with copies of all related applications and notifications, in draft and final form, in order for Tarsis to provide its reasonable comments and all such applications and notifications shall be subject to the prior approval of Tarsis, acting reasonably;

(vi)

apply for and use commercially reasonable efforts to obtain the Interim Order and the Final Order;

(vii)

carry out the terms of the Interim Order and the Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which Applicable Laws may impose on Estrella or its Subsidiaries with respect to the transactions contemplated hereby and by the Arrangement;

(viii)

diligently defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(ix)

use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(x)

effect all necessary registrations, filings and submissions of information required by Governmental Entities from Estrella or any of its Subsidiaries in connection with the transactions contemplated hereby;

(xi)

consult with Tarsis prior to making publicly available its financial results for any period after the date of this Agreement and prior to filing any public documents; and

(xii)

use commercially reasonable efforts to obtain all waivers, consents and approvals from other parties to agreements, leases or other contracts required to be obtained by Estrella or a Subsidiary of Estrella to consummate the transactions contemplated hereby which the failure to obtain would materially and adversely affect the ability of Estrella or its Subsidiaries to consummate the transactions contemplated hereby including those waivers, consents and approvals referred to in Section 3.4 of this Agreement.

(d)

The board of directors of Estrella shall unanimously recommend to the Estrella Shareholders the approval of the Arrangement Resolution, provided that, notwithstanding any other provision of this Agreement, the board of directors of Estrella may withdraw, modify or change its recommendation if such withdrawal, modification or change is permitted by, and made in accordance with, the provisions of Section 5.4 and prior to the approval of the Arrangement Resolution by the Estrella Shareholders.

(e)

Estrella shall have delivered Estrella Support Agreements from the Locked-up Shareholders prior to, or contemporaneously with, the execution of this Agreement.

5.2

Covenants of Tarsis

(a)

Tarsis shall promptly advise Estrella in writing:

(i)

of any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of Tarsis contained in this Agreement to be untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date); and

(ii)

of any material breach by Tarsis of any of its covenants, obligations or agreements contained in this Agreement.

(b)

Tarsis shall use its commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause its Subsidiaries to, perform all obligations required to be performed by it or any such Subsidiaries under this Agreement, cooperate with Estrella in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, on or before May 31, 2015, or such later date as may be agreed upon by Estrella and Tarsis the transactions contemplated by this Agreement and, without limiting the generality of the foregoing:

(i)

use commercially reasonable efforts to satisfy or cause to be satisfied as soon as reasonably practicable all conditions precedent of Tarsis that are set forth in Article 6 hereof;

(ii)

upon completion of the Arrangement, appoint the Estrella Nominee to the Tarsis board of directors, subject to Applicable Laws and regulations;

(iii)

as soon as practicable apply for and use commercially reasonable efforts to obtain all Appropriate Regulatory Approvals required to be obtained by Tarsis or any of its Subsidiaries in order for Tarsis to consummate the transactions contemplated hereby, and, in doing so, to keep Estrella reasonably informed as to the status of the proceedings and any material discussions or correspondence related to obtaining such Appropriate Regulatory Approvals;

(iv)

carry out the terms of the Interim Order and Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which Applicable Laws may impose on Tarsis with respect to the transactions contemplated hereby and by the Arrangement;

(v)

effect all necessary registrations, filings and submissions of information required by Governmental Entities from Tarsis or its Subsidiaries in connection with the transactions contemplated hereby;

(vi)

reserve or have available a sufficient number of Tarsis Shares for issuance at the Effective Time pursuant to the Arrangement and the Financing and use commercially reasonable efforts to cause such Tarsis Shares to be approved for listing on the TSX-V subject to official notice of issuance, prior to the Effective Time; and

(vii)

not (i) amend its constating or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Tarsis or its Subsidiaries; (iii) amend the terms of any of its securities; (iv) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Tarsis or any of its Subsidiaries;; (v) declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Tarsis Shares except, in the case of any of Tarsis’ wholly-owned Subsidiaries, for dividends payable to Tarsis; (vi) issue or sell, or agree to issue or sell, any Tarsis Shares, or securities convertible into or exchangeable for Tarsis Shares, which represent 25% or more of the issued and outstanding Tarsis Shares as of the date of this Agreement; or (vii)  acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any Person or any property or assets, that has a value greater than, in the aggregate, 25% of the cash and cash equivalents held by Tarsis as of the date of this Agreement.

(viii)

use commercially reasonable efforts to obtain all waivers, consents and approvals from other parties to loan agreements, leases or other contracts required to be obtained by Tarsis or any Subsidiary of Tarsis to consummate the transactions contemplated hereby which the failure to obtain would materially and adversely affect the ability of Tarsis to consummate the transactions contemplated hereby including those waivers, consents and approvals referred to in Section 4.4 of this Agreement.

(ix)

upon completion of the Arrangement, Tarsis will cause Estrella to adhere to all of its existing contractual obligations, including any contractual obligations under any employment agreements, consulting agreements, the Estrella Options or the Estrella Warrants.

(c)

Tarsis shall complete the Name Change and Consolidation immediately following the Effective Time.

5.3

Access to Information

(a)

Subject to Section 5.3(b), Estrella shall (and shall cause each of its Subsidiaries and their respective representatives, officers, directors, employees, consultants and agents to) afford the officers, employees, and other authorized representatives and advisors (including financial advisors, counsel and accountants) (collectively the “Representatives”) of Tarsis access, from the date of this Agreement and until the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with Article 7, to their respective properties, information books, contracts and records, as well as to their personnel, including, but not limited to, all related facilities, buildings, equipment, assets, drill cores, assay results, maps and diagrams, books, contracts, financial statements, forecasts, financial projections, studies, records, operating permits and licences and any other documentation (whether in writing or stored in computerized, electronic, disk, tape, microfilm or any other form) or any materials of any nature whatsoever.  During such period, Estrella shall (and shall cause each of its Subsidiaries to) furnish promptly to Tarsis all information concerning Estrella’s and each of its Subsidiaries’ business, properties and personnel as Tarsis may reasonably request. Subject to Section 5.3(b) and Applicable Laws, Estrella shall afford the Representatives of Tarsis access from the date of this Agreement and until the earlier of the Effective Date or the termination of this Agreement, to the auditor, legal counsel and other agents, representatives and other Estrella personnel as Tarsis may request, acting reasonably.

(b)

Except as and to the extent required by Law, (a) neither Estrella nor Tarsis shall disclose or permit its Representatives to disclose any Confidential Information (as defined below) of the other party hereto, and (b) neither Estrella nor Tarsis shall use, or permit its Representatives to use, any Confidential Information of the other party hereto other than in connection with the Arrangement.  “Confidential Information” means all information about a party or its Subsidiaries or affiliates or the respective businesses, in whatever form communicated or maintained, that such party (the “Disclosing Party”) discloses to, or that is gathered by inspection by, the other party or any of its Representatives (the “Receiving Party”); provided that “Confidential Information” does not include any information that (i) is or becomes generally available to the public other than as a result of a disclosure by the Receiving Party in breach of its obligations under this Section, 5.3(b) is or was received by the Receiving Party, on a non-confidential basis from a source other than the Disclosing Party if such source is not prohibited by the Disclosing Party from disclosing the information to the Receiving Party, or (iii) was known by the Receiving Party prior to disclosure under this Section and was not subject to any confidentiality obligation on the part of the Receiving Party.

(c)

Upon request by the Disclosing Party at any time, the Receiving Party shall (a) promptly return to the Disclosing Party all copies of Confidential Information then in the possession of the Receiving Party or any of its Representatives, except for Notes (as defined below), and neither the Receiving Party not any of its Representatives shall retain any copy of the Confidential Information, (b) destroy that portion of the Confidential Information which consists of notes, analyses, compilations, forecasts, studies or other documents prepared by the Receiving Party or any of its Representatives (“Notes”) in a manner that ensures the same may not be retrieved or undeleted by the Receiving Party, any of its Representatives or any other person, and (c) deliver to the Disclosing Party a certificate executed by one of the Receiving Party’s duly authorized officers indicating that the requirements of this sentence have been satisfied in full.  Notwithstanding the return or destruction of Confidential Information and Notes, the Receiving Party and its Representatives shall continue to be bound by the Receiving Party’s confidentiality and other obligations under this Section.

5.4

Covenants Regarding Non-Solicitation

(a)

Estrella shall, and shall direct and cause its Representatives and its Subsidiaries and their Representatives to immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal whether or not initiated by Estrella and in connection therewith, Estrella shall request (and exercise all rights it has to require) the return of information regarding Estrella and its Subsidiaries previously provided to such parties and shall request (and exercise all rights it has to require) the destruction of all materials including or incorporating any Confidential Information regarding Estrella and its Subsidiaries.

(b)

Subject to Section 5.5, Estrella agrees that it shall not, and shall not authorize or permit any of its Subsidiaries or any of its or its Subsidiaries’ Representatives, directly or indirectly, to (i) solicit, initiate, encourage or facilitate, including by way of furnishing information or entering into any form of agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, (iii) withdraw, modify, qualify or change in a manner adverse to Tarsis, or publicly propose to withdraw, modify, qualify or change in a manner adverse to Tarsis the approval, recommendation or declaration of advisability of the board of directors of Estrella of the transactions contemplated hereby (it being understood that failing to affirm the approval or recommendation of the board of directors of Estrella of the transactions contemplated hereby after an Acquisition Proposal has been publicly announced shall be considered an adverse modification), (iv) approve or recommend any Acquisition Proposal or (v) enter into any agreement, arrangement or understanding related to any Acquisition Proposal or requiring Estrella to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any person in the event that Estrella or any of its Subsidiaries completes the transactions contemplated hereby or any other transaction with Tarsis or any of its affiliates agreed to prior to any termination of this Agreement. Notwithstanding the preceding sentence and any other provisions of this Agreement, the board of directors of Estrella may, prior to the approval of the Arrangement by the Estrella Shareholders, consider, participate in any discussions or negotiations with, or provide information in accordance with the last sentence of this Section 5.4(b) to, any person who has delivered a bona fide written Acquisition Proposal which was not solicited or encouraged after the date of this Agreement and did not otherwise result from a breach of this Section 5.4 and that the board of directors of Estrella determines in good faith, after consultation with its financial advisors and outside legal counsel, is a Superior Proposal; provided, however, that prior to taking any such action, (a) the board of directors of Estrella must determine in good faith, after due consultation with its outside counsel, that its failure to do so would be inconsistent with the exercise of its fiduciary duties, and (b) Estrella must obtain a confidentiality agreement from the person making such Acquisition Proposal, in a form satisfactory to Tarsis acting reasonably; provided further that Estrella shall not commence or participate in discussions or negotiations with, or provide information to any person who has delivered an unsolicited bona fide written Acquisition Proposal until 48 hours after Estrella shall have advised Tarsis of its determination that such Acquisition Proposal would, if completed, constitute a Superior Proposal and of its intention to take such actions. Estrella shall not consider, negotiate, accept, approve or recommend an Acquisition Proposal or provide information to any person proposing an Acquisition Proposal, in each case after the date of the approval of the Arrangement by the Estrella Shareholders. If Estrella receives a request for material non-public information from a person who has made an unsolicited bona fide written Acquisition Proposal and Estrella is permitted, as contemplated under the second sentence of this Section 5.4(b), to negotiate the terms of such Acquisition Proposal, then, and only in such case, the board of directors of Estrella may, subject to the execution by such person of the confidentiality agreement as described in (y) above, provide such person with access to information regarding Estrella; provided that Estrella sends a copy of any such confidentiality agreement to Tarsis promptly upon its execution and Tarsis is provided with a list of, and copies of, the information provided to such person and is immediately provided with access to similar information to which such person was provided, if not previously provided to Tarsis by Estrella.

(c)

From and after the date of this Agreement, Estrella shall promptly (and in any event within 24 hours) notify Tarsis, at first orally and then in writing, of any inquiries, proposals or offers relating to or constituting an Acquisition Proposal, or any request for non-public information relating to Estrella or any of its Subsidiaries. Such notice shall include a description of the terms and conditions of any proposal, inquiry or offer, the identity of the person making such proposal, inquiry or offer, a copy of any written proposal, inquiry or offer, and provide such other details of the proposal, inquiry or offer as Tarsis may reasonably request. Estrella shall keep Tarsis fully informed on a prompt basis of the status, including any change to the material terms, of any such inquiry, proposal or offer.

(d)

Estrella shall ensure that its officers, directors and employees and its Subsidiaries and their officers, directors and employees and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this Section 5.4, and it shall be responsible for any breach of this Section 5.4 by such officers, directors, employees, financial advisors or other advisors or representatives.

5.5

Right to Accept a Superior Proposal

(a)

If Estrella has complied with Section 5.4 with respect thereto, Estrella may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal prior to the approval of the Arrangement by the Estrella Shareholders and terminate this Agreement if, and only if (with the exception of a confidentiality agreement the execution of which shall not be subject to the conditions of this Section 5.5), (i) Estrella has provided Tarsis with a copy of the Superior Proposal document, (ii) five Business Days shall have elapsed from the later of (A) the date Tarsis received written notice (a “Section 5.5 Notice”) advising Tarsis that Estrella’s board of directors has resolved, subject only to compliance with this Section 5.5, to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal, specifying the terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, and (B) the date Tarsis received a copy of the Superior Proposal document, (iii) Estrella’s board of directors has determined in good faith (following due consultation with its outside legal counsel) that the failure of the board of directors of Estrella to take such action would be inconsistent with the exercise of its fiduciary duties, (iv) such Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that Estrella or any of its Subsidiaries completes the transactions contemplated by this Agreement or any similar other transaction with Tarsis or any of its affiliates agreed to prior to any termination of this Agreement, (v) taking into account any revised proposal made by Tarsis since receipt of the Section 5.5 Notice, such Superior Proposal remains a Superior Proposal and the Estrella board of directors has again made the determinations referred to in this Section 5.5(a) and (vi) Estrella has previously or concurrently will have paid to Tarsis the Termination Fee, if any, payable under Section 7.4. In the event that Estrella provides Tarsis with a Section 5.5 Notice on a date that is less than five Business Days prior to the Estrella Meeting, Estrella shall, at the request of Tarsis and only at the request of Tarsis, adjourn the Estrella Meeting to a date that is not less than five Business Days and not more than 10 Business Days after the date of the Section 5.5 Notice.

(b)

During the five Business Day period referred to in Section 5.5(a)(ii), Estrella agrees that Tarsis shall have the right, but not the obligation, to offer to amend the terms of this Agreement. The board of directors of Estrella will review any proposal by Tarsis to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether Tarsis’ amended proposal upon acceptance by Estrella would result in such Superior Proposal ceasing to be a Superior Proposal. If the board of directors of Estrella so determines, it will enter into an amended agreement with Tarsis reflecting Tarsis’ amended proposal. If the board of directors of Estrella continues to believe, in good faith and after consultation with financial advisors and outside counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects Tarsis’ amended proposal, Estrella may, on termination of this Agreement in accordance with Section 7.2(c)(iv) and payment of the Termination Fee as required pursuant to Section 7.4(b), accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal.

(c)

Estrella also acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of Section 5.4 and the requirement under clause (ii) of Section 5.5(a) to initiate an additional five Business Day notice period.

5.6

Proxies Received and Dissent Notices

Estrella shall advise Tarsis as reasonably requested, and on a daily basis on each of the last seven Business Days prior to the Estrella Meeting:

(a)

as to the aggregate tally of the proxies and votes received in respect of the Arrangement Resolution; and

(b)

of any written notice of dissent, withdrawal of such notice, and any other instruments received by Estrella pursuant to the Dissent Rights.

5.7

Closing Matters

Tarsis and Estrella shall deliver, at the Effective Time, such customary certificates, resolutions and other closing documents as may be required by the other parties hereto, acting reasonably.

ARTICLE 6
CONDITIONS

6.1

Mutual Conditions

The respective obligations of the parties hereto to consummate the Arrangement shall be subject to the satisfaction or waiver of the following conditions on or before the Effective Date:

(a)

the Arrangement shall have been approved by the Estrella Shareholders at the Estrella Meeting in the manner required by its constating documents or Applicable Laws (including any conditions imposed by the Interim Order);

(b)

the Interim Order and the Final Order shall each have been obtained in form and on terms satisfactory to each of Tarsis and Estrella, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise and the Final Order will contain a statement to the following effect:

“This Order will serve as a basis of a claim to an exemption pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the distribution of securities of Tarsis Resources Ltd. pursuant to the Plan of Arrangement.”

(c)

no provision of any Applicable Laws and no judgment, injunction, order or decree shall be in effect which restrains or enjoins or otherwise prohibits the consummation of the Arrangement or the transactions contemplated by this Agreement;

(d)

the Tarsis Shares issuable at the Effective Time pursuant to the Arrangement shall be issued pursuant to exemptions from the registration and prospectus requirements of Canadian Applicable Laws and issued in a transaction exempt from the registration requirements of the U.S. Securities Act and such shares shall have been conditionally approved for listing on the TSX-V subject only to the customary listing conditions of the TSX-V;

(e)

the Appropriate Regulatory Approvals shall have been obtained and be in full force and effect;

(f)

all other consents, waivers, permits, orders and approvals of any Governmental Entity, and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, the failure to obtain which or the non-expiry of which would constitute a criminal offense, or would, individually or in the aggregate, have a Material Adverse Effect on Tarsis or Estrella after the Effective Time, shall have been obtained or received.

6.2

Additional Conditions to the Obligations of Tarsis

The obligations of Tarsis to consummate the Arrangement shall be subject to the satisfaction or waiver of the following conditions (each of which is for the exclusive benefit of Tarsis and may be waived by Tarsis) on or before the Effective Date:

(a)

Estrella shall have performed or complied with, in all material respects, each of its obligations, covenants and agreements hereunder to be performed and complied with by it on or before the Effective Time;

(b)

each of the representations and warranties of Estrella under this Agreement (which for purposes of this clause  shall be read as though none of them contained any Material Adverse Effect or other materiality qualification), shall be true and correct in all respects on the date of this Agreement and as of the Effective Date as if made on and as of such date (except for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date) except where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a Material Adverse Effect on Estrella;

(c)

since the date of this Agreement, there shall have been no Material Adverse Effect with respect to Estrella or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on Estrella or which would materially and adversely affect the ability of Estrella to consummate the transactions contemplated hereby;

(d)

Tarsis shall have received a certificate of Estrella addressed to Tarsis and dated the Effective Date, signed on behalf of Estrella by the President and Chief Executive Officer of Estrella, confirming that the conditions in Sections 6.2(a), (b) and (c) have been satisfied;

(e)

there shall not be any action taken, any Law enacted, entered, enforced or deemed applicable by any Governmental Entity or pending or threatened any suit, action or proceeding by any Governmental Entity in connection with the grant of any Appropriate Regulatory Approval or otherwise (i) seeking to prohibit or restrict the acquisition by Tarsis or any of its Subsidiaries of any Estrella Shares, (ii) challenging or seeking to restrain or prohibit the consummation of the Plan of Arrangement or seeking to obtain from Estrella or Tarsis any damages that are material in relation to Estrella and its Subsidiaries taken as a whole, (iii) seeking to prohibit or materially limit the ownership or operation by Tarsis or any of its Subsidiaries of any material portion of the business or assets of Tarsis, Estrella or any of their respective Subsidiaries or to compel Tarsis or any of its Subsidiaries to dispose of or hold separate any material portion of the business or assets of Tarsis or Estrella or any of their respective Subsidiaries, as a result of the Plan of Arrangement, (iv) seeking to impose limitations on the ability of Tarsis or any of its Subsidiaries to acquire or hold, or exercise full rights of ownership of, any Estrella Shares, including the right to vote the Estrella Shares purchased by it on all matters properly presented to the shareholders of Estrella, (v) seeking to prohibit Tarsis or any of its Subsidiaries from effectively controlling in any material respect the business or operations of Estrella and its Subsidiaries or (vi) imposing any condition or restriction that in the judgment of Tarsis, acting reasonably, would be materially burdensome to the future operations or business of any business unit of Tarsis or Estrella after the Effective Time;

(f)

the board of directors of Estrella shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Estrella and its Subsidiaries to permit the consummation of the Arrangement;

(g)

Estrella Shareholders holding not more than 5% of the Estrella Shares shall have exercised their Dissent Rights (and not withdrawn such exercise) in respect of the Arrangement; and

(h)

Estrella shall have delivered Estrella Support Agreements from the Locked-up Shareholders prior to, or contemporaneously with, the execution of this Agreement.

6.3

Additional Conditions to the Obligations of Estrella

The obligations of Estrella to consummate the Arrangement shall be subject to satisfaction or waiver of the following conditions (each of which is for the exclusive benefit of Estrella and may be waived by Estrella) on or before the Effective Date:

(a)

Tarsis shall have performed or complied with, in all material respects, each of its obligations, covenants and agreements hereunder to be performed and complied with by it on or before the Effective Time;

(b)

each of the representations and warranties of Tarsis under this Agreement (which for purposes of this clause (b) shall be read as though none of them contained any Material Adverse Effect or other materiality qualification), shall be true and correct in all respects on the date of this Agreement and as of the Effective Date as if made on and as of such date (except for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date) except where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a Material Adverse Effect on Tarsis;

(c)

Tarsis shall have completed the Financing;

(d)

Estrella shall have received a certificate of Tarsis addressed to Estrella and dated the Effective Date, signed on behalf of Tarsis by the President and Chief Executive Officer of Tarsis, confirming that the conditions in Sections 6.3(a), (b) and (c) have been satisfied; and

(e)

the board of directors of Tarsis shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Tarsis to permit the consummation of the Arrangement.

6.4

Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released on completion of the Arrangement.

ARTICLE 7
AMENDMENT AND TERMINATION

7.1

Amendment

This Agreement may, at any time and from time to time before or after the holding of the Estrella Meeting but not later than the Effective Time, be amended by mutual written agreement of the parties hereto and any such amendment may, without limitation:

(a)

change the time for performance of any of the obligations or acts of the parties, including an extension of the Termination Date;

(b)

waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)

waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and

(d)

waive compliance with or modify any conditions precedent herein contained.

7.2

Termination

(a)

If any condition contained in Sections 6.1 or 6.2 is not satisfied at or before the Termination Date to the satisfaction of Tarsis, then, provided Tarsis is not in material breach of this Agreement, Tarsis may, by notice to Estrella, terminate this Agreement and the obligations of the parties hereunder (except as otherwise herein provided) but without detracting from the rights of Tarsis arising from any breach by Estrella but for which the condition would have been satisfied.

(b)

If any condition contained in Sections 6.1 or 6.3 is not satisfied at or before the Termination Date to the satisfaction of Estrella, then, provided Estrella is not in material breach of this Agreement, Estrella may by written notice to Tarsis, terminate this Agreement and the obligations of the parties hereunder (except as otherwise herein provided) but without detracting from the rights of Estrella arising from any breach by Tarsis but for which the condition would have been satisfied.

(c)

This Agreement may:

(i)

be terminated by the mutual agreement in writing of Estrella and Tarsis (without any action on the part of the Estrella Shareholders);

(ii)

be terminated by either Estrella or Tarsis if there shall be passed any Law, or order of a Governmental Entity, that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(iii)

be terminated by Tarsis if (A) the board of directors of Estrella shall have failed to recommend, or withdrawn, modified, qualified or changed in a manner adverse to Tarsis, its approval or recommendation of the Arrangement or the Arrangement Resolution or taken any action which could reasonably be expected to reduce the likelihood of the Arrangement Resolution being approved at the Estrella Meeting or (B) the board of directors of Estrella shall have approved or recommended an Acquisition Proposal;

(iv)

be terminated by Estrella in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with Section 5.5 and the payment of any fee required to be paid pursuant to Section 7.4;

(v)

be terminated by Estrella or Tarsis after the Estrella Meeting if the approval of the Estrella Shareholders shall not have been obtained by reason of the failure to obtain the required vote on the Arrangement Resolution at the Estrella Meeting;

(vi)

be terminated by Tarsis if Estrella shall have failed to hold the Estrella Meeting on or before April 30, 2015, unless such failure results from an adjournment of the Estrella Meeting for not less than five Business Days due to an adjournment of the Estrella Meeting in the circumstances described in Section 5.5; or

(vii)

be terminated by Tarsis if there is any breach of the covenants in Section 5.4 or 5.5 by Estrella, any of its Subsidiaries or any of their respective directors, officers, employees, agents, consultants or any other representative or if there is a Material Adverse Effect with respect to Estrella.

in each case, prior to the Termination Date.

(d)

If the Effective Time does not occur on or prior to end of business on the Termination Date, then this Agreement shall terminate, subject to the following exception: if, under the terms of National Instrument 51-102, Tarsis is required to file a Business Acquisition Report, the Parties shall work together to meet the additional requirements and extend the Termination Date accordingly.

7.3

Effect of Termination

If this Agreement is terminated in accordance with the provisions of Section 7.2, no party shall have any further liability to perform its obligations hereunder except for those obligations arising under the provisions of this Section 7.3, Section 5.3(b) and (c), Section 7.4 and Section 8.10 which shall continue notwithstanding such termination; provided that neither the termination of this Agreement nor anything contained in this Section 7.3 shall relieve any party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants and agreements made herein. If it shall be judicially determined that termination of this Agreement was caused by a breach of this Agreement, then, in addition to any other remedies at law or equity for breach of this Agreement, the party so found to have breached this Agreement shall indemnify and hold harmless the other parties for damages for claims in respect of such breach and their out-of-pocket costs, including reasonable fees and expenses of their counsel, accountants, financial advisors and other experts and advisors, directly related to the negotiation, preparation and execution of this Agreement and related documentation.

7.4

Termination Fee

If:

(a)

Tarsis terminates this Agreement as a result of any action or inaction of the board of directors of Estrella pursuant to Section 7.2(c)(iii);

(b)

Estrella terminates this Agreement in order to enter into a Superior Proposal pursuant to Section 7.2(c)(iv);

(c)

either Estrella or Tarsis terminate this Agreement pursuant to Section 7.2(c)(v) in circumstances where the Arrangement Resolution has not received the required shareholder approval at the Estrella Meeting and: (A) a bona fide Acquisition Proposal has been publicly announced or made by any Person other than Tarsis prior to the Estrella Meeting and not withdrawn more than three Business Days prior to the Estrella Meeting, and (B) Estrella enters into an agreement with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated, after the date of this Agreement and prior to the expiration of 12 months following termination of this Agreement;

then in any such case Estrella shall pay to Tarsis the Termination Fee in immediately available funds to an account designated by Tarsis. Such payment shall be due (A) in the case of a termination specified in clauses (a) or (d) above, within five Business Days after written notice of termination by Tarsis or (B) in case of a termination specified in clause (b) above, on or prior to the termination of this Agreement or (C) in the case of a termination specified in clause (c) above, at or prior to the earlier of the entering into of the agreement and the consummation of the transaction referred to therein.  Estrella shall not be obligated to make more than one payment pursuant to this Section 7.4.

7.5

Effect of Termination Fee Payment and Indemnity

For greater certainty, the parties hereto agree that if Estrella pays the Termination Fee to Tarsis pursuant to the provisions of Section , Tarsis shall have no other remedy for any breach of this Agreement by Estrella, unless Estrella makes a claim against Tarsis for breach of a provision of this Agreement, in which circumstances the liability of Estrella to Tarsis for damages for claims in respect of breaches of this Agreement shall be subject to a maximum limit equal to the liability of Tarsis to Estrella for damages for claims in respect of breaches of this Agreement plus the Termination Fee. In the event a party shall have breached this Agreement, then, in addition to any other remedies at law or equity for breach of this Agreement, the party so found to have breached this Agreement shall indemnify and hold harmless the other parties for damages for claims in respect of such breach and their out-of-pocket costs, including reasonable fees and expenses of their counsel, accountants, financial advisors and other experts and advisors arising from such breach or directly related to the negotiation, preparation and execution of this Agreement any related documentation and the Arrangement.

ARTICLE 8
GENERAL

8.1

Investigation

Any investigation by a party hereto and its advisors shall not mitigate, diminish or affect the representations and warranties of any other party to this Agreement.

8.2

Survival of Representation and Warranties

The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the Effective Date. Any investigation by Tarsis or Estrella and their respective advisors shall not mitigate, diminish or affect the representations and warranties contained in this Agreement.

8.3

Notices

All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, telecopied (which is confirmed) or sent by facsimile or e-mail transmission or dispatched (postage prepaid) to a nationally recognized overnight courier service with overnight delivery instructions, in each case addressed to the particular party at:

(a)

If to Estrella, at:

Estrella Gold Corporation
410 – 325 Howe Street
Vancouver, BC  V6C 1Z7

Attention:  Jason Weber
Fax:  (888) 889-4874

with a copy to:

Weir Foulds LLP
66 Wellington Street West, Suite 4100

PO Box 35, Toronto-Dominion Centre
Toronto, ON  M5K 1B7

Attention:  Michael Dolphin
Fax:  (416) 365-1876

(b)

If to Tarsis, at:

Tarsis Resources Ltd.
410 – 325 Howe Street
Vancouver, BC  V6C 1Z7

Attention:  Marc Blythe
Fax:  (888) 889-4874

with a copy to:

McCullough O’Connor Irwin LLP
2600 – 1066 West Hasting Street
Vancouver, BC  V6E 3X1

Attention:  David Gunasekera
Fax:  (604) 687-7099

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing.

Any notice delivered, telecopied or sent by facsimile or e-mail transmission will be deemed to have been given and received on the business day next following the date of delivery.

8.4

Assignment

No party hereto may assign this Agreement or any of its rights, interests or obligations under this Agreement or the Arrangement (whether by operation of law or otherwise) without the prior written consent of the other party.

8.5

Binding Effect

Subject to Section 8.4, this Agreement and the Arrangement shall be binding upon, enure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

8.6

Third-Party Beneficiaries

Nothing in this Agreement, express or implied, shall be construed to create any third-party beneficiaries or create any liability or obligation to any person not a party to this Agreement.

8.7

Waiver and Modification

Estrella and Tarsis may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants or agreements herein contained for their respective benefit or waive or consent to the modification of any of the obligations of the other parties hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting such waiver or consent.

8.8

No Personal Liability

(a)

No director or officer of Tarsis or any of its Subsidiaries shall have any personal liability whatsoever to Estrella under this Agreement, or any other document delivered in connection with the Arrangement on behalf of Tarsis.

(b)

No director or officer of Estrella or any of its Subsidiaries shall have any personal liability whatsoever to any Tarsis Party under this Agreement, or any other document delivered in connection with the Arrangement on behalf of Estrella.

8.9

Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

8.10

Expenses

The parties agree that all expenses of the parties relating to this Agreement and the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, all disbursements of advisors, and printing and mailing costs, shall be paid by the party incurring such expenses.

8.11

Public Announcements

Tarsis and Estrella agree to consult with each other prior to issuing any news releases or public statements with respect to this Agreement or the Arrangement, and to use their respective best efforts not to issue any news releases or public statements inconsistent with the results of such consultations. Subject to Applicable Laws, each party shall use its best efforts to enable the other parties to review and comment on all such news releases prior to the release thereof. The parties agree to issue jointly a news release with respect to this Arrangement as soon as practicable following the execution of this Agreement.  Tarsis and Estrella also agree to consult with each other in preparing and making any filings and communications in connection with any Appropriate Regulatory Approvals.  Estrella shall provide to Tarsis a copy of any press release to be issued by Estrella after the date of this Agreement and shall consult with Tarsis in connection therewith.

8.12

Governing Laws and Consent to Jurisdiction

This Agreement shall be governed by and construed in accordance with the Applicable Laws of the Province of British Columbia and the Applicable Laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract. Each party hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement.

8.13

Remedies

The parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party or its representatives and any such breach would cause the non-breaching party irreparable harm. Accordingly, the parties hereto agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the parties will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, provided such party is not in material default hereunder. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

8.14

Time of Essence

Time shall be of the essence in this Agreement.

8.15

Entire Agreement

This Agreement including the disclosure letters, the agreements and other documents referred to herein constitute the entire agreement among the parties hereto and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties hereto with respect to the matters hereof and thereof.

8.16

Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

8.17

Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

TARSIS RESOURCES LTD.

SCHEDULE A

APPROPRIATE REGULATORY APPROVALS

•

any required exemption orders from the provincial or territorial securities regulators to permit the resale of Tarsis Shares by recipients thereof under the Arrangement

•

conditional approval of the TSX-V to the Arrangement and the listing of Tarsis Shares to be issued under the Arrangement

•

any required consent or approval from the Registrar of Companies in British Columbia.

SCHEDULE B

FORM OF ARRANGEMENT RESOLUTION

RESOLUTION OF THE HOLDERS OF SHARES

OF ESTRELLA GOLD CORPORATION (the “Company”)

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The arrangement (as may be modified or amended, the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) involving Estrella Gold Corporation (the “Company”) and its shareholders, all as more particularly described and set forth in the plan of arrangement (as may be modified or amended, the “Plan of Arrangement”) attached as Appendix 2 to the Management Information Circular of the Company dated [●], 2015 (the “Information Circular”), is hereby authorized, approved and agreed.

2.

The plan of arrangement (as may be or has been amended (the “Plan of Arrangement”), involving the Company and implementing the Arrangement, the full text of which is set out in Appendix [•] to the Information Circular, is hereby authorized, approved and agreed.

3.

The Arrangement Agreement dated [●], 2015 between Tarsis Resources Ltd., and the Company, as may be amended from time to time (the “Arrangement Agreement”), the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder be, and they are hereby confirmed, ratified, authorized and approved.

4.

Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company be, and they are hereby, authorized and empowered without further approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement, and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

5.

Any one director or officer of the Company be, and is hereby, authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, including all transactions contemplated by the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

SCHEDULE C

FORM OF PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 288
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
INTERPRETATION

1.1

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(a)

“Affiliate” has the meaning ascribed thereto in the BCSA;

(b)

“Arrangement” means an arrangement under the provisions of Section 288 of the BCBCA, on the terms and conditions set forth in this Plan of Arrangement and any amendment, variation or supplement thereto made (i) in accordance with Section 7.1 of the Arrangement Agreement, (ii) in accordance with Section  hereof, or (iii) at the direction of the Court in the Final Order;

(c)

“Arrangement Agreement” means the agreement made as of [●], 2015 between Estrella and Tarsis to which this Plan of Arrangement is attached as Schedule C, as the same may be supplemented or amended from time to time;

(d)

“Arrangement Resolution” means the special resolution of the Estrella Shareholders approving the Arrangement in accordance with section 289 of the BCBCA;

(e)

“BCBCA” means the Business Corporations Act (British Columbia) S.B.C. 2002, c.57 including all regulations made thereunder, as amended;

(f)

“BCSA” means the Securities Act (British Columbia) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

(g)

“Business Day” means a day which is not a Saturday, Sunday or a day when commercial banks are not open for business in Vancouver, British Columbia;

(h)

“Circular” means the notice of the Estrella Meeting and accompanying management proxy circular including all schedules and exhibits thereto, to be sent by Estrella to the Estrella Shareholders in connection with the Estrella Meeting;

(i)

“Consolidation” means the proposed consolidation of Tarsis outstanding share capital on a ten (old) for one (new) basis which consolidation will occur immediately following the closing of the Arrangement;

(j)

“Court” means the Supreme Court of British Columbia;

(k)

“Depositary” means such institution as Tarsis may determine prior to the mailing of the Letter of Transmittal and Election Form by notice in writing to Estrella;

(l)

“Dissent Rights” means the Dissent Rights in respect of the Arrangement described in Section 4.1;

(m)

“Dissenting Shares” means the Estrella Shares held by Dissenting Shareholders;

(n)

“Dissenting Shareholders” means holders of Estrella Shares who have duly and validly exercised their Dissent Rights pursuant to Article 4 and the Interim Order;

(o)

“Effective Date” means date upon which Estrella and Tarsis agree in writing as the date upon which the Arrangement becomes effective or, in the absence of such agreement, the fifth Business Day following the date upon which all of the conditions to the completion of the Arrangement as set out in Sections 6.1, 6.2 and 6.3 of the Arrangement Agreement have been satisfied or waived in accordance with Arrangement Agreement and once all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably, or such other date as the parties to the Arrangement Agreement may agree;

(p)

“Effective Time” means 6:00 a.m. (Vancouver time) on the Effective Date;

(q)

“Estrella” means Estrella Gold Corporation, a corporation incorporated under the laws of the Province of Ontario

(r)

“Estrella Options” means the outstanding options to acquire Estrella Shares issued under the Stock Option Plan of Estrella;

(s)

“Estrella Optionholder” means a Holder of Estrella Options;

(t)

“Estrella Meeting” means the meeting of the Estrella Shareholders held for the purpose of considering and approving the Arrangement and the transactions contemplated by the Arrangement Agreement by way of the Arrangement Resolution;

(u)

“Estrella Shares” means the common shares in the capital of Estrella;

(v)

“Estrella Shareholder” means a Holder of Estrella Shares;

(w)

“Estrella Warrants” means the outstanding warrants to acquire Estrella Shares;

(x)

“Estrella Warrantholder” means a Holder of Estrella Warrants;

(y)

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(z)

“Holder” means the holders of Estrella Shares shown from time to time in the securities registers maintained by or on behalf of Estrella (and including for the purposes hereof any person who surrenders to the Depositary certificates representing Estrella Shares duly endorsed for transfer to such person in accordance with the provisions of the Letter of Transmittal);

(aa)

“Interim Order” means an order of the Court providing for, among other things, the calling and holding of the Estrella Meeting, as such order may be amended, supplemented or varied by the Court;

(bb)

“ITA” means the Income Tax Act (Canada) as amended from time to time;

(cc)

“Letter of Transmittal” means the letter of transmittal to be delivered by Estrella to the Estrella Shareholders providing, among other things, for the delivery by the Estrella Shareholders of the certificates representing the Estrella Shares to the Depositary;

(dd)

“Liens” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, right of third parties or other charge or encumbrance whatsoever;

(ee)

“Notice of Dissent” means a notice of dissent duly and validly given by a Holder exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4;

(ff)

“Plan of Arrangement”, “hereof”, “herein”, “hereunder” and similar expressions means this plan of arrangement, including any appendices hereto, and any amendments, variations or supplements hereto made from time to time in accordance with the terms hereof, the Arrangement Agreement or made at the direction of the Court in the Final Order;

(gg)

“Tarsis” means Tarsis Resources Ltd., a corporation incorporated under the laws of the Province of British Columbia;

(hh)

“Tarsis Shares” means common shares in the capital of Tarsis as constituted on the date of the Arrangement Agreement; and

(ii)

“TSX-V” means the TSX Venture Exchange.

1.2

Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

1.3

Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa. Words importing gender include all genders.

1.4

Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5

Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal and Election Form are local time (Vancouver, British Columbia) unless otherwise stipulated herein or therein.

1.6

Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

ARTICLE 2
EFFECT OF THE ARRANGEMENT

2.1

At the Effective Time, the Arrangement shall be binding upon Estrella, the Estrella Shareholders and Tarsis.

ARTICLE 3
ARRANGEMENT

3.1

The Arrangement

Commencing at the Effective Time, without any further act or formality, each of the events set out below shall occur and be deemed to occur in the following sequence notwithstanding that certain procedures related thereto will not be completed until after the Effective Time:

(a)

Each Estrella Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, free and clear of all liens, claims and encumbrances, to Estrella for cancellation and Estrella shall thereupon be obliged to pay the amount therefore determined and payable in accordance with Article 4 hereof, and Estrella shall cause such Estrella Shares to be cancelled and the name of such holder shall be removed from the central securities register as a holder of Estrella Shares;

(b)

all Estrella Shares shall be transferred to Tarsis (free and clear of any Liens), and each Holder thereof shall be entitled to receive, in exchange therefor and subject to Section 5.5 hereof, consideration consisting of one Tarsis Share for each Estrella Share held;

(c)

with respect to each Estrella Share (other than Estrella Shares held by Tarsis and its Affiliates and the Dissenting Shares):

(i)

the Holder of each such Estrella Share shall cease to be the Holder of such share and such Holder’s name shall be removed from the register of Estrella Shares with respect to such Estrella Shares as of the Effective Date; and

(ii)

Tarsis shall, and shall be deemed to be, the transferee of such Estrella Share (free and clear of any Liens) and shall be entered in the register of Estrella Shares as the Holder thereof as at the Effective Time; and

(d)

the terms of the Estrella Option Plan and stock option agreements governing the Estrella Options and the terms of the certificates representing the Estrella Warrants shall be, and be deemed to be, amended, without any further action on the part of the Estrella Optionholders and Estrella Warrantholders, such that from and after the Effective Date, the Estrella Optionholders and Estrella Warrantholders will be entitled to receive, upon exercise of an Estrella Option or an Estrella Warrant, for the same aggregate consideration, one Tarsis Shares in lieu of every one Estrella Share otherwise issuable, prior to the Consolidation, subject to the terms and provisions of the Estrella Options, stock option agreements governing the Estrella Options or certificates representing the Estrella Warrants and Tarsis shall assume the obligations of Estrella under the Estrella Option Plan, the stock option agreements governing the Estrella Options and the Estrella Warranst, including the obligation to issue Tarsis Shares thereunder.

3.2

Letter of Transmittal

The Letter of Transmittal shall be sent to each Holder of record of Estrella Shares not less than 5 Business Days prior to the date which the parties expect to be the Effective Date.

3.3

Transfer and Exchange

The transfer and exchange of Estrella Shares contemplated by paragraph 3.1(a) shall be made as follows:

(a)

each Holder shall deposit with the Depositary an irrevocable Letter of Transmittal duly signed and completed in accordance with the provisions thereof, together with the certificates representing such Holder’s Estrella Shares;

(b)

any Letter of Transmittal once so deposited with the Depositary shall be irrevocable and may not be withdrawn by the Holder;

(c)

any deposit of a Letter of Transmittal and accompanying certificates may be made at any of the addresses of the Depositary specified in the Letter of Transmittal; and

(d)

a Holder who holds Estrella Shares as a nominee, custodian, depository, trustee or in any other representative capacity for beneficial owners of Estrella Shares may submit multiple Letters of Transmittal.

ARTICLE 4
DISSENT RIGHTS

4.1

Dissent Rights

An Estrella Shareholder may exercise dissent rights (“Dissent Rights”) conferred by the Interim Order in connection with the Arrangement in the manner set out in Section 238 of the BCBCA, as modified by the Interim Order, provided the Notice of Dissent is received by Estrella by no later than 4:00 p.m. (Vancouver time) on the date which is two Business Days prior to the date of the Estrella Meeting. Without limiting the generality of the foregoing, Estrella Shareholders who duly exercise such Dissent Rights shall be deemed to have transferred such Estrella Shares, as of the Effective Time, without any further act or formality, to Estrella in consideration of their entitlement to be paid the fair value of the Estrella Shares by Estrella under the Dissent Rights.  In no case shall Estrella or Tarsis be required to recognize such Holders as Estrella Shareholders at and after the Effective Time, and the names of such Holders shall be removed from Estrella’s securities register as of the Effective Time.

ARTICLE 5
TARSIS CERTIFICATES

5.1

Effect of Arrangement

After the Effective Time, certificates formerly representing Estrella Shares shall represent only the right to receive any certificates representing Tarsis Shares which the former Holder of such Estrella Shares is entitled to receive pursuant to 3.1 of this Plan of Arrangement, subject to compliance with the requirements set forth in this Article 5.

5.2

Right of Estrella Shareholders to Receive Tarsis Shares

(a)

At or prior to the Effective Time, Tarsis shall deposit with the Depositary, for the benefit of the Estrella Shareholders, certificates representing the aggregate number of Tarsis Shares which the Estrella Shareholders are entitled to receive hereunder.

(b)

Subject to Section 5.3, Tarsis shall cause the Depositary, as soon as practicable following the later of the Effective Date and the date of deposit with the Depositary of a duly completed Letter of Transmittal and the certificates representing the Estrella Shares or other documentation as provided in the Letter of Transmittal, to:

(i)

forward or cause to be forwarded by first class mail (postage prepaid) to the Holder at the address specified in the Letter of Transmittal; or

(ii)

if requested by the Holder in the Letter of Transmittal, make available at the Depositary for pick-up by the Holder; or

(iii)

if the Letter of Transmittal neither specifies an address nor contains a request as described in (ii), forward or cause to be forwarded by first class mail (postage prepaid) to the Holder at the address of such holder as shown on the share register maintained by Estrella as at the Effective Time, certificates representing the number of Tarsis Shares, if any, issuable to such Estrella Shareholder as determined in accordance with the provisions hereof, subject to any withholding obligation under applicable tax laws.

(c)

No Estrella Shareholder shall be entitled to receive any consideration with respect to the Estrella Shares other than the certificates representing the Tarsis Shares, if any, which they are entitled to receive in accordance with Article 3 of this Plan of Arrangement and, for greater certainty, no Estrella Shareholder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

(d)

Until such time as a former Holder of Estrella Shares complies with the provisions of paragraph 3.3, all certificates, if any, to Tarsis Shares to which such Holder is entitled (and all dividends paid or distributions made in respect thereof) shall, subject to Section 5.3, in each case be delivered to the Depositary to be held in trust for such Holder for delivery to the Holder, upon delivery of the Letter of Transmittal and the certificates representing the Estrella Shares in accordance with paragraph 3.3.

5.3

Surrender of Rights

Any certificate formerly representing Estrella Shares not duly surrendered on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions under paragraph 5.2(c), against Tarsis or Estrella by a former Holder. On such date, all Tarsis Shares to which the former Holder of such certificates was entitled shall be deemed to have been surrendered to Tarsis.

5.4

Right of Estrella Optionholders and Estrella Warrantholders to Receive Tarsis Shares

Estrella Optionholders and Estrella Warrantholders shall be entitled to receive any Tarsis Shares to which they are entitled under paragraph 3.1 by executing and delivering to the Depository such documentation as Tarsis may reasonably require acknowledging the transfer to Tarsis and subsequent termination of the Estrella Options and Estrella Warrants, held by such Estrella Optionholder and Estrella Warrantholders respectively in exchange for the consideration described in Section 3.1 hereof, subject to any withholding obligation under applicable tax laws.

5.5

Fractional Shares

No fractional shares shall be issued by Tarsis in connection with or as a result of the Arrangement and Estrella Shareholders will not receive any compensation in lieu thereof.

5.6

Withholding Rights

Tarsis and the Depositary shall be entitled to deduct and withhold from the consideration payable to any Estrella Shareholders, Estrella Optionholders or Estrella Warrantholders such amounts it is required, entitled or permitted to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986, as amended, or any provisions of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Estrella Shareholder, Estrella Optionholder or Estrella Warrantholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 6
AMENDMENT AND TERMINATION

6.1

Amendment of Plan of Arrangement

(a)

Estrella and Tarsis reserve the right to amend, modify and/or supplement this Plan of Arrangement upon their mutual written agreement at any time and from time to time, provided that any amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Estrella Meeting, approved by the Court and communicated to Holders in the manner required by the Court (if so required).

(b)

Save and except as may be otherwise provided in the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by Estrella or Tarsis at any time prior to or at the Estrella Meeting with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Estrella Meeting, shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the Estrella Meeting shall be effective only if it is consented to in writing by Estrella and Tarsis (acting reasonably).

(d)

Notwithstanding the foregoing provisions of this Section 6.1, no amendment, modification or supplement to this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Arrangement Agreement.

6.2

Termination

This Plan of Arrangement may be terminated or withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7
FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to document or evidence any of the transactions or events set out herein.

SCHEDULE D

FORM OF LOCK-UP AGREEMENT

LOCK-UP AGREEMENT

THIS AGREEMENT is made as of February ____, 2015

BETWEEN:

TARSIS RESOURCES LTD., a corporation incorporated under the laws of British Columbia (the “Purchaser”)

- and -

[•], an individual with an address of [•] (the “Shareholder”)

RECITALS:

A.

The Shareholder is the owner of, or has control or direction over, the Subject Shares set forth on Schedule “A”;

B.

The Shareholder understands that Estrella Gold Corporation (“Estrella”) and the Purchaser propose to enter into an arrangement agreement pursuant to which, the Purchaser, will acquire Estrella; and

C.

This Agreement sets out the terms and conditions of the agreement of the Shareholder to take certain actions and do certain things, including to vote or cause to be voted the Subject Shares in favour of the Arrangement Agreement.

NOW THEREFORE, in consideration of the mutual covenants in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:

ARTICLE 2
INTERPRETATION

1.1

Definitions

Capitalized terms used, and not otherwise defined herein, have the meanings ascribed thereto in the Arrangement Agreement.  In this Agreement, including the recitals:

“Acquisition Proposal” means any of the following (other than the transactions contemplated by this Agreement or the Arrangement): (a) any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, recapitalization, consolidation or other business combination directly or indirectly involving Estrella or any of its Subsidiaries, (b) any acquisition of all or any part of the assets of Estrella or any of its Subsidiaries (or any lease, long-term supply agreement, exchange, mortgage, pledge or other arrangement having a similar economic effect), (c) any acquisition of beneficial ownership of 20% or more of the Estrella Shares in a single transaction or a series of related transactions, (d) any acquisition by Estrella of any assets or capital stock of another person (other than acquisitions of capital stock or assets of any other person that are not, individually or in the aggregate, material to Estrella and its Subsidiaries, taken as a whole), or (e) any offer, proposal, extension of interest or inquiry to, or public announcement of an intention to, do any of the foregoing;

“Agreement” means this Agreement, including the Schedule hereto;

“Arrangement Agreement” means an arrangement agreement between the Purchaser and Estrella dated February 6, 2015;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia;

“Effective Date” has the meaning ascribed thereto in the Plan of Arrangement;

“Estrella Shares” means the common shares in the capital of Estrella;

“Expiry Time” has the meaning ascribed thereto in Section 3.1(a);

“Notice” has the meaning ascribed thereto in Section 4.8;

“Subject Shares” means all Estrella Shares owned or controlled by the Shareholder, which, for greater certainty, shall include any Estrella Shares issuable upon the exercise, exchange or conversion of any options and warrants or other securities owned or controlled by the Shareholder which may be exercised, converted into or exchanged for Estrella Shares and shall also include any and all distributions of cash, securities or other property made in respect thereof on or after the date hereof other than distributions made in the ordinary course, and shall further include any Estrella Shares acquired or over which control is acquired after the date hereof by the Shareholder; and

“Transfer” has the meaning ascribed thereto in Section 3.1(a).

1.2

Singular; Plural, etc.

In this Agreement, words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3

Headings, etc.

The division of this Agreement into Articles, Sections and Schedules and the insertion of the recitals and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

1.4

Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5

Governing law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein, and shall be construed and treated in all respects as a British Columbia contract. Each of the parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement.

1.6

Incorporation of Schedules

The Schedules attached hereto and described below shall, for all purposes hereof, form an integral part of this Agreement.

Schedule A – Subject Shares

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1

Representations and Warranties of the Shareholder

The Shareholder represents and warrants to the Purchaser (and acknowledges that the Purchaser is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) the matters set out below:

(a)

The Shareholder has the power and capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Shareholder and constitutes a valid and binding obligation of the Shareholder enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and Applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

(b)

Subject Shares as set forth in Schedule A, as applicable, represent all the securities of Estrella owned, directly or indirectly, or controlled or directed by the Shareholder.  Other than the securities set forth in Schedule A, neither the Shareholder nor any of its affiliates (i) owns beneficially, or exercises control or direction over, directly or indirectly, additional securities of Estrella or any of its affiliates or (ii) has any agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Shareholder or any of its affiliates or transfer to the Shareholder or any of its affiliates of, additional securities of Estrella or any of its affiliates;

(c)

The Shareholder is, and will continue to be at the time at which the Subject Shares are acquired by the Purchaser under the Arrangement Agreement, the sole owner, or person with control or direction, of the Subject Shares, with good and marketable title thereto, free and clear of all encumbrances, liens, restrictions (other than resale, vesting or other similar restrictions), charges, claims and rights of others;

(d)

The Shareholder has the sole right to sell and vote (to the extent permitted by the attributes of such Subject Shares or pursuant to Applicable Laws) or direct the sale and voting of the Subject Shares;

(e)

No person has any agreement or option, or any right or privilege (whether by Applicable Laws, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Shares or any interest therein or right thereto, except the Purchaser pursuant to the Arrangement;

(f)

None of the Subject Shares is subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of Estrella’s securityholders or give consents or approvals of any kind;

(g)

None of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder’s obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating or governing documents, by-laws or resolutions of the Shareholder; (ii) any contract to which the Shareholder is a party or by which the Shareholder or any of the property or assets of the Shareholder are bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any Applicable Laws;

(h)

No consent, waiver, approval, authorization, order, exemption, registration, licence or declaration of or by, or filing with, or notification to any Governmental Entity which has not been made or obtained is required to be made or obtained by the Shareholder in connection with the execution and delivery by the Shareholder and enforcement against the Shareholder of this Agreement or  the consummation of any transactions provided for herein (provided that the Shareholder makes no representations or warranties with respect to the consents, waivers, approvals, authorizations or declarations of or by, or filings with, or notices to any governmental entities or other third parties on the part of Estrella or the Purchaser necessary for the consummation of the transactions contemplated by the Arrangement Agreement); and

(i)

There is no private or governmental action, suit, claim, arbitration, investigation or other proceeding in progress or pending before any Governmental Entity, or, to the knowledge of the Shareholder, threatened against the Shareholder or any of its affiliates or any of their directors or officers (in their capacities as such) that, individually or in the aggregate, could adversely affect in any manner the Shareholder’s ability to enter into this Agreement or perform its obligations hereunder or the title of the Shareholder to any of the Subject Shares.  There is no judgment, decree or order against the Shareholder or any of its affiliates or any of their directors or officers (in their capacities as such) that could prevent, enjoin, alter, delay or adversely affect in any manner the ability of the Shareholder to enter into this Agreement, to perform its obligations under this Agreement or the title of the Shareholder to any of the Subject Shares.

2.2

Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Shareholder (and acknowledges that the Shareholder is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) the matters set out below:

(a)

The Purchaser is a corporation incorporated and validly existing under the laws of the Province of British Columbia and has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement.  The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Purchaser. This Agreement constitutes a valid and binding obligation of the Purchaser enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and Applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

(b)

None of the execution and delivery by the Purchaser of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Purchaser with the Purchaser’s obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating or governing documents or resolutions of the Purchaser; (ii) any contract to which the Purchaser is a party or by which the Purchaser or any of the property or assets of the Purchaser are bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any Applicable Laws;

(c)

No consent, waiver, approval, authorization, order, exemption, registration, licence or declaration of or by, or filing with, or notification to any Governmental Entity which has not been made or obtained is required to be made or obtained by the Purchaser in connection with the execution and delivery by the Purchaser and enforcement against the Purchaser of this Agreement or the consummation of any transactions provided for herein, except for, in either case, for those specifically set forth in the Arrangement Agreement with respect to the consummation of the Arrangement.

ARTICLE 3
COVENANTS

3.1

Covenants of the Shareholder

(a)

The Shareholder hereby irrevocably and unconditionally covenants with the Purchaser that from the date of this Agreement until the earlier of (i) the termination of this Agreement in accordance with its terms and (ii) the Effective Time (such earlier time being the “Expiry Time”), the Shareholder shall not (A) sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option, grant a security interest in or otherwise dispose of any right or interest in (including by way of deposit or tender under any take-over bid) (any such event, a “Transfer”) any of the Subject Shares, other than the exercise, exchange or conversion of options, warrants or other securities in accordance with their terms for Estrella Shares that will become subject to this Agreement as if they were Estrella Shares owned by the Shareholder on the date hereof, or enter into any agreement, arrangement or understanding in connection therewith (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), other than pursuant to the Arrangement Agreement, without having first obtained the prior written consent of the Purchaser, or (B) other than as set forth herein, grant any proxies or powers of attorney, deposit any Subject Shares into a voting trust, in any way transfer any of the voting rights associated with any of the Subject Shares, or enter into a voting agreement, understanding or arrangement with respect to the right to vote, call meetings of Estrella Shareholders or give consents or approval of any kind with respect to any Subject Shares.

(b)

The Shareholder hereby covenants, undertakes and agrees from time to time, until the Expiry Time to vote (or cause to be voted) all the Subject Shares that may be voted at any meeting of any of the securityholders of Estrella at which the Shareholder is entitled to vote such Subject Shares, including without limitation the Estrella Meeting, and in any action by written consent of the securityholders of Estrella:

(i)

in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement (and any actions required for the consummation of the transactions contemplated by the Arrangement Agreement); and

(ii)

against any:

(A)

merger, reorganization, consolidation, amalgamation, arrangement, business combination, or share exchange, liquidation, dissolution, recapitalization, or similar transaction involving Estrella;

(B)

sale, lease or transfer of any significant part of the assets of Estrella;

(C)

Acquisition Proposal;

(D)

material change in the capitalization of Estrella or the corporate structure or constating documents of Estrella (other than the transactions contemplated by the Arrangement Agreement, and any other agreement or transaction involving the Purchaser or its affiliates);

(E)

action that would reasonably be expected to impede, delay, interfere with, or discourage the transactions contemplated by the Arrangement Agreement; and

(F)

action that would result in a Material Adverse Effect (other than the transactions contemplated by the Arrangement Agreement).

In connection with the foregoing, subject to this Section 3.1(b), the Shareholder hereby irrevocably and unconditionally agrees to deposit a proxy, duly completed and executed in respect of all of the Subject Shares at least five business days prior to the Estrella Meeting, voting all such Subject Shares in favour of the Arrangement Resolution.  The Shareholder hereby agrees that neither it nor any person on its behalf will take any action to withdraw, amend or invalidate any proxy deposited by the Shareholder pursuant to this Agreement notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless this Agreement is terminated in accordance with Section 4.1.

(c)

The Shareholder hereby covenants, undertakes and agrees from time to time, until the Expiry Time to not without the prior written consent of the Purchaser requisition or join in the requisition of any meeting of any of the securityholders of Estrella for the purpose of considering any resolution.

(d)

The Shareholder agrees that, until the Expiry Time, neither the Shareholder nor any of its Representatives will, directly or indirectly: (A) solicit, initiate, encourage or otherwise facilitate (including by way of entering into any agreement, arrangement or understanding) inquiries, proposals or offers from, or provide information to, any other person, entity or group (other than the Purchaser) relating to any Acquisition Proposal, (B) participate in any discussions or negotiations regarding any Acquisition Proposal, or (C) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or undertaking related to any Acquisition Proposal. Nothing hereunder shall prevent any shareholder, director or officer of the Shareholder who is a director or officer of Estrella from doing any act or thing that such director or officer is properly obligated to do in such capacity, provided that such act or thing is permitted by and is done in compliance with the terms of the Arrangement Agreement.

(e)

The Shareholder hereby agrees to:

(i)

immediately cease and cause to be terminated any and all existing discussions and negotiations, if any, with any person or group or any agent or representative of such person or group before the date of this Agreement with respect to any Acquisition Proposal or potential Acquisition Proposal; and

(ii)

promptly (and in any event within 24 hours following receipt) notify the Purchaser of any Acquisition Proposal or inquiry that could lead to an Acquisition Proposal of which the Shareholder or, to the knowledge of the Shareholder, any of the shareholders, directors or officers of the Shareholder becomes aware.  Such notification shall be made first orally and then in writing and shall include the identity of the person making such Acquisition Proposal or inquiry, a description of the material terms thereof, together with a copy of all documentation relating to such Acquisition Proposal or inquiry; provided however that such notification shall not be required if Estrella has already notified the Purchaser.

(f)

The Shareholder hereby irrevocably waives any rights of appraisal or rights of dissent that the Shareholder may have arising from the transactions contemplated by the Arrangement Agreement.

(g)

The Shareholder agrees to promptly notify the Purchaser of any acquisitions by the Shareholder or any of its respective affiliates of any securities of Estrella, if any, after the date hereof, which, for greater certainty, shall include any options, warrants or other securities and any Estrella Shares issuable upon the exercise or conversion of any options and warrants owned or controlled by the Shareholder which may be exercised, converted into or exchanged for Estrella Shares. Any such securities shall be subject to the terms of this Agreement as though they were Subject Shares owned by the Shareholder on the date hereof.

(h)

The Shareholder agrees that, until the Expiry Time, it will not (i) exercise any securityholder rights or remedies available at common law or pursuant to applicable securities legislation; or (ii) take any other action of any kind, in each case which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the transactions contemplated by the Arrangement Agreement.

(i)

The Shareholder hereby irrevocably consents to:

(i)

details of this Agreement being set out in any information circular and court documents produced by Estrella, the Purchaser or any of their respective affiliates in connection with the transactions contemplated by this Agreement and the Arrangement Agreement; and

(ii)

this Agreement being made publicly available, including by filing on SEDAR.

(j)

Except as required by applicable law or applicable stock exchange requirements, the Shareholder shall not make any public announcement or statement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser.

3.2

Covenants of the Purchaser

(a)

The Purchaser hereby covenants to consummate the transactions contemplated by the Arrangement Agreement, in accordance with the terms thereof.

(b)

The Purchaser hereby covenants to use its reasonable commercial efforts to assist Estrella in effecting the Arrangement and to successfully complete the Arrangement in the manner contemplated by this Agreement and the Arrangement Agreement.

ARTICLE 4
GENERAL

4.1

Termination

This Agreement shall terminate and be of no further force or effect only upon the earliest of:

(a)

the written agreement of the Purchaser and the Shareholder;

(b)

the termination of the Arrangement Agreement in accordance with its terms; or

(c)

the Effective Time.

4.2

Time of the Essence

Any date, time or period referred to in this Agreement shall be of the essence, except to the extent to which the Shareholder and the Purchaser agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

4.3

Equitable Relief

The parties agree that irreparable harm will occur for which money damages will not be an adequate remedy at law in the event that any of the provisions of this Agreement are not performed by the Shareholder in accordance with their terms or are otherwise breached.  It is accordingly agreed that in the event of a breach or threatened breach of the provisions of this Agreement by the Shareholder the Purchaser shall be entitled to an injunction or injunctions and other equitable relief and shall be entitled to obtain an order or orders for specific performance as may be necessary to ensure that the Shareholder complies with and performs its obligations under this Agreement.  The Shareholder hereby agrees not to seek the posting of any security bond or other assurance in respect of such injunctive or other equitable relief.  Such remedies will not be the exclusive remedies for any breach of this Agreement and will be in addition to all other remedies available at law or equity.

4.4

Capacity and Fiduciary Duties

Notwithstanding any other provision hereof, if the Shareholder or its affiliate (within the meaning of the Business Corporations Act (British Columbia)) is a director or officer of Estrella, nothing contained in this Agreement will prevent the Shareholder or such affiliate from acting in his capacity as a director or officer of Estrella in accordance with the exercise of his or her fiduciary duties or other legal obligation to act in the best interests of Estrella. The foregoing shall not release any Shareholder from acting in accordance with this Agreement in its capacity as a shareholder of Estrella.

4.5

Waiver; Amendment

Each party hereto agrees and confirms that any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Shareholder and Estrella or in the case of a waiver, by the party against whom the waiver is to be effective and no failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise.

4.6

Change in Nature of Transaction

The Shareholder covenants and agrees in favour of the Purchaser that if the Purchaser and Estrella mutually agree that it is necessary or desirable to proceed with another form of transaction whereby the Purchaser or any of its affiliates would effectively acquire 100% of the Estrella Shares on economic terms and other terms and conditions (including, without limitation, any tax consequences to the Shareholder) which, in relation to Estrella and the Shareholder, are no less favourable from a financial point of view and otherwise substantially equivalent to or better than those contemplated by the Arrangement Agreement (an “Alternative Transaction”), the Shareholder will support the completion of such Alternative Transaction in the manner described in this Agreement.

4.7

Entire Agreement

This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the parties with respect thereto.

4.8

Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile or e-mail:

(a)

if to the Purchaser:

Tarsis Resources Ltd.
Suite 410 – 325 Howe Street
Vancouver, BC  V6C 1Z7

Attention:

Marc Blythe

Facsimile:

(888) 889-4874

with a copy (which shall not constitute notice) to:

McCullough O’Connor Irwin LLP
2600 – 1066 West Hasting Street
Vancouver, BC  V6E 3X1

Attention:

David Gunasekera

Facsimile:

(604) 687-7099

(b)

if to the Shareholder:

________________________________________

________________________________________

________________________________________

Attention:

____________________________

Facsimile:

____________________________

Email:

____________________________

with a copy (which shall not constitute notice) to:

Weir Foulds LLP
66 Wellington Street, West, Suite 4100,
PO Box 35, Toronto-Dominion Centre
Toronto, ON  M5K 1B7

Attention:

Michael Dolphin

Facsimile:

(416) 365-1876

Email:

mdolphin@weirfoulds.com

Any Notice delivered or transmitted to a party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt.  If the Notice is delivered or transmitted after 5:00 p.m. local time or if the day is not a Business Day, then the Notice shall be deemed to have been given and received on the next Business Day.

Either party hereto may, from time to time, change its address by giving Notice to the other party in accordance with the provisions of this Section.

4.9

Severability

If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

4.10

Successors and Assigns

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors, permitted assigns and legal personal representatives, provided that no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto, except that the Purchaser may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate without reducing its own obligations hereunder without the consent of the Shareholder.

4.11

Expenses

Each party shall pay all costs and expenses (including the fees and disbursements of legal counsel and other advisers) it incurs in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated by this Agreement.

4.12

Independent Legal Advice

Each of the parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

4.13

Further Assurances

The parties hereto shall, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

4.14

Execution and Delivery

This Agreement may be executed by the parties in counterparts and may be executed and delivered by facsimile and all the counterparts and facsimiles together constitute one and the same agreement.

[Remainder of Page Left Intentionally Blank.]

IN WITNESS OF WHICH the parties have executed this Agreement.

SIGNED, SEALED AND DELIVERED in the presence of:	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )
Witness

Name
Address

Occupation

TARSIS RESOURCES LTD.

By:

Name:
Title:

SCHEDULE “A”

Registered Owner	Estrella Shares	Other Estrella Securities